Exhibit 99.1

SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2017 and 2016

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

Shinhan Bank:

We have audited the accompanying consolidated financial statements of Shinhan Bank and its subsidiaries (the “Group”), which comprise the consolidated statements of financial position as of December 31, 2017 and 2016, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Korean Standards on Auditing.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, of the consolidated financial position of the Group as of December 31, 2017 and 2016 and of its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matters

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2018

This report is effective as of March 7, 2018, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto.  Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016

(In millions of won)	Notes		December 31, 2017	December 31, 2016

Assets
Cash and due from banks	4,7,10,41,42	~~W~~	18,662,322	14,469,387
Trading assets	4,8,42,44		11,216,398	11,270,758
Derivative assets	4,9,42,44		2,604,090	2,579,121
Loans	4,10,18,42,44		231,732,156	219,438,681
Available-for-sale financial assets	4,11,18,44		32,495,541	27,814,583
Held-to-maturity financial assets	4,11,18,44		14,822,898	11,630,270
Property and equipment	6,12,17,18		2,055,875	2,043,559
Intangible assets	6,13		298,227	260,566
Investments in associates	14		100,336	130,893
Investment properties	6,15		598,296	675,146
Defined benefit assets	24		34,120	-
Current tax assets	38		24,674	11,769
Deferred tax assets	38		407,344	447,514
Other assets	4,10,16,42,45		9,253,079	12,077,453
Non-current assets held for sale	17		7,534	4,923
Total assets		~~W~~	324,312,890	302,854,623

Liabilities
Financial liabilities designated at fair value through profit or loss	4,19	~~W~~	-	6,282
Deposits	4,20,42		242,653,744	228,910,092
Trading liabilities	4,21		434,586	485,995
Derivative liabilities	4,9,42,44		2,992,936	2,785,392
Borrowings	4,22,42,44		14,617,562	14,314,329
Debt securities issued	4,23		25,460,427	21,578,430
Defined benefit liabilities	24		3,805	50,103
Provisions	25,40,42		259,323	306,931
Current tax liabilities	38		210,944	137,722
Deferred tax liabilities	38		11,723	9,481
Other liabilities	4,26,42,44,45		15,014,977	12,802,893
Total liabilities			301,660,027	281,387,650

Equity
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		668,938	469,393
Capital surplus	27		403,164	403,164
Capital adjustments	27,38		(3,307)	(64,615)
Accumulated other comprehensive loss	27,38		(490,772)	(276,445)
Retained earnings	27,28		14,141,464	13,000,837
Total equity attributable to equity holder of Shinhan Bank			22,647,565	21,460,412
Non-controlling interests	27		5,298	6,561
Total equity			22,652,863	21,466,973
Total liabilities and equity		~~W~~	324,312,890	302,854,623

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017 and 2016

(In millions of won)	Notes		2017	2016

Interest income		~~W~~	8,123,401	7,696,201
Interest expense			(3,131,350)	(3,192,080)
Net interest income	4,6,29,42,44		4,992,051	4,504,121

Fees and commission income			1,183,874	1,061,620
Fees and commission expense			(192,799)	(177,122)
Net fees and commission income	4,6,30,42,44		991,075	884,498

Dividend income	31,44		100,516	123,559
Net trading gain (loss)	32		(164,898)	58,832
Net foreign currencies transaction gain			472,576	245,153
Net loss on financial instruments designated at fair value through profit or loss	19		(43)	(206)
Net gain on sale of available-for-sale financial assets	11		195,845	411,430
Impairment loss on financial assets	4,10,33,42		(659,387)	(738,536)
General and administrative expenses	34,42		(3,118,057)	(2,889,853)
Net other operating expenses	6,36,42		(605,315)	(640,020)
Operating income			2,204,363	1,958,978

Net non-operating income (expenses)	6,37		(47,922)	61,131

Share of profit of associates	6,14		1,306	8,615
Profit before income tax	6		2,157,747	2,028,724

Income tax expense	6,38		(446,514)	(88,103)
Profit for the year	6,28		1,711,233	1,940,621

Other comprehensive income: Items that are or may be reclassified subsequently to profit or loss	4,27,38
Foreign currency translation differences for foreign operations			(186,232)	2,081
Unrealized net change in fair value of available-for-sale financial assets			(92,969)	(247,146)
Share of other comprehensive income (loss) of associates			(10,563)	2,834
			(289,764)	(242,231)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit plans			73,879	19,571
Share of other comprehensive income of associates			152	8
			74,031	19,579
Total other comprehensive loss for the year, net of income tax			(215,733)	(222,652)

Total comprehensive income for the year		~~W~~	1,495,500	1,717,969

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2017 and 2016

(In millions of won, except for earnings per share)	Notes		2017	2016

Profit attributable to:	6
Equity holder of Shinhan Bank		~~W~~	1,710,992	1,940,256
Non-controlling interests			241	365
Profit for the year		~~W~~	1,711,233	1,940,621
Total comprehensive income attributable to:
Equity holder of Shinhan Bank		~~W~~	1,496,251	1,723,759
Non-controlling interests			(751)	(5,790)
Total comprehensive income for the year		~~W~~	1,495,500	1,717,969

Earnings per share:	39
Basic and diluted earnings per share in won		~~W~~	1,060	1,195

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2016

		Attributable to equity holder of Shinhan Bank
(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2016	~~W~~	7,928,078	801,298	403,164	(29,340)	(59,948)	11,787,170	20,830,422	12,351	20,842,773
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,940,256	1,940,256	365	1,940,621
Foreign currency translation differences for foreign operations		-	-	-	-	8,338	-	8,338	(6,257)	2,081
Unrealized net changes in fair values of available-for-sale financial assets		-	-	-	-	(247,146)	-	(247,146)	-	(247,146)
Share of other comprehensive income of associates		-	-	-	-	2,842	-	2,842	-	2,842
Remeasurements of defined benefit plans		-	-	-	-	19,469	-	19,469	102	19,571
Total comprehensive income (loss) for the year		-	-	-	-	(216,497)	1,940,256	1,723,759	(5,790)	1,717,969

Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(650,000)	(650,000)	-	(650,000)
Dividends to hybrid bond holders		-	-	-	-	-	(45,691)	(45,691)	-	(45,691)
Redemption of hybrid bonds		-	(331,905)	-	(60,094)	-	-	(391,999)	-	(391,999)
Share-based payment transactions		-	-	-	(2,128)	-	-	(2,128)	-	(2,128)
Capital investment in subsidiaries		-	-	-	(3,951)	-	-	(3,951)	-	(3,951)
Disposal of other capital adjustments		-	-	-	30,898	-	(30,898)	-	-	-
Total transactions with owners		-	(331,905)	-	(35,275)	-	(726,589)	(1,093,769)	-	(1,093,769)
Balance at December 31, 2016	~~W~~	7,928,078	469,393	403,164	(64,615)	(276,445)	13,000,837	21,460,412	6,561	21,466,973

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2017

		Attributable to equity holder of Shinhan Bank
(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total
Balance at January 1, 2017	~~W~~	7,928,078	469,393	403,164	(64,615)	(276,445)	13,000,837	21,460,412	6,561	21,466,973
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,710,992	1,710,992	241	1,711,233
Foreign currency translation differences for foreign operations		-	-	-	-	(185,227)	-	(185,227)	(1,005)	(186,232)
Unrealized net changes in fair values of available-for-sale financial assets		-	-	-	-	(92,983)	-	(92,983)	14	(92,969)
Share of other comprehensive loss of associates		-	-	-	-	(9,997)	(414)	(10,411)	-	(10,411)
Remeasurements of defined benefit plans		-	-	-	-	73,880	-	73,880	(1)	73,879
Total comprehensive income (loss) for the year		-	-	-	-	(214,327)	1,710,578	1,496,251	(751)	1,495,500

Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(480,000)	(480,000)	-	(480,000)
Dividends to hybrid bond holders		-	-	-	-	-	(29,857)	(29,857)	-	(29,857)
Issuance of hybrid bonds		-	199,545	-	-	-	-	199,545	-	199,545
Share-based payment transactions		-	-	-	1,213	-	-	1,213	-	1,213
Changes in ownership interests in subsidiaries		-	-	-	1	-	-	1	(512)	(511)
Disposal of other capital adjustments		-	-	-	60,094	-	(60,094)	-	-	-
Total transactions with owners		-	199,545	-	61,308	-	(569,951)	(309,098)	(512)	(309,610)
Balance at December 31, 2017	~~W~~	7,928,078	668,938	403,164	(3,307)	(490,772)	14,141,464	22,647,565	5,298	22,652,863

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016

Cash flows from operating activities
Profit before income tax	~~W~~	2,157,747	2,028,724
Adjustments for:
Net interest income		(4,992,051)	(4,504,121)
Dividend income		(100,516)	(123,559)
Net loss on financial instruments designated at fair value through profit or loss		-	206
Net non-cash trading loss (gain)		(24,019)	51,669
Net non-cash foreign currencies transaction gain		(207,133)	(14,219)
Net gain on sales of available-for-sale financial assets		(195,845)	(411,430)
Net impairment loss on loans and receivables		481,159	656,433
Net impairment loss on available-for-sale financial assets		178,228	82,103
Non-cash employee benefits		141,360	149,531
Depreciation and amortization		158,954	160,417
Net non-cash other operating expenses (income)		(11,260)	49,447
Share of profit of associates		(1,306)	(8,615)
Net non-cash non-operating expenses (income)		(15,870)	9,507
		(4,588,249)	(3,902,631)
Changes in assets and liabilities:
Due from banks		(3,878,473)	3,445,119
Trading assets		23,330	(2,218,771)
Derivative assets		3,010,188	1,146,199
Loans		(14,611,563)	(10,310,156)
Other assets		3,109,802	(2,261,259)
Financial liabilities designated at fair value through profit or loss		(6,282)	(7,433)
Deposits		15,072,282	15,317,603
Trading liabilities		(52,591)	(43,734)
Derivative liabilities		(2,981,452)	(1,126,126)
Defined benefit liabilities		(125,561)	(219,788)
Provisions		(16,032)	(18,218)
Other liabilities		1,984,767	(2,903,644)
		1,528,415	799,792

Income tax paid		(331,970)	(287,173)
Interest received		7,989,875	7,805,108
Interest paid		(2,886,843)	(3,156,234)
Dividends received		104,268	154,008
Net cash provided by operating activities		3,973,193	3,441,594

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2017 and 2016

(In millions of won)		2017	2016

Cash flows from investing activities
Proceeds from sale of available-for-sale financial assets	~~W~~	23,462,272	20,517,584
Acquisition of available-for-sale financial assets		(28,581,468)	(23,725,867)
Proceeds from redemption of held-to-maturity financial assets		1,559,419	1,223,646
Acquisition of held-to-maturity financial assets		(4,820,662)	(2,728,536)
Proceeds from sale of property and equipment		10,543	1,438
Acquisition of property and equipment		(84,470)	(79,285)
Proceeds from sale of intangible assets		4,757	1,313
Acquisition of intangible assets		(75,717)	(37,052)
Proceeds from sale of investments in associates		69,257	332
Acquisition of investments in associates		(25,298)	(11,607)
Proceeds from sale of investment properties		3,507	18,075
Acquisition of investment properties		(2,120)	(6,910)
Proceeds from sale of non-current assets held for sale		10,466	2,215
Proceeds from sale of other assets		930,097	868,794
Acquisition of other assets		(914,571)	(824,203)
Acquisition of subsidiaries		83,631	-
Net cash used in investing activities		(8,370,357)	(4,780,063)

Cash flows from financing activities
Proceeds from borrowings, net		958,927	1,072,852
Proceeds from issuance of debt securities		10,772,423	8,765,677
Repayments of debt securities		(6,302,222)	(6,314,687)
Dividends paid		(511,165)	(703,612)
Issuance of hybrid bonds		199,545	-
Redemption of hybrid bonds		-	(392,000)
Receipts of guarantee deposits for leases		140,454	131,204
Refund of guarantee deposits for leases		(132,265)	(134,377)
Acquisition of non-controlling interests		(3,149)	(10,504)
Net cash provided by financing activities		5,122,548	2,414,553

Effect of exchange rate fluctuations on cash and cash equivalents held		(22,065)	(27,018)
Net increase in cash and cash equivalents		703,319	1,049,066

Cash and cash equivalents at beginning of the year (note 41)		4,627,784	3,578,718

Cash and cash equivalents at end of the year (note 41)	~~W~~	5,331,103	4,627,784

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting entity

Shinhan Bank (the “Bank”), the controlling company, is headquartered at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.  Consolidated financial statements for the year presented herein consist of the Bank and subsidiaries (collectively referred to as "the Group"), and equity interests in associates and joint ventures of the Group.

(a) Controlling company

The Bank was established on October 1, 1943 under the name of Chohung Bank, through the merger of Hanseung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank.  As of December 31, 2017, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of those.  As of December 31, 2017, the Bank operates through 738 domestic branches, 127 depositary offices, 31 premises and 14 overseas branches.

(b) Subsidiaries included in consolidation

i) Shinhan Asia Ltd.

Shinhan Asia Ltd. (“Shinhan Asia”) engages in merchant banking activities in Hong Kong.  As of December 31, 2017, Shinhan Asia’s capital stock amounted to USD 100 million.

ii) Shinhan Bank America

Shinhan Bank America (“Shinhan America”) was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank.  As of December 31, 2017, Shinhan America’s capital stock amounted to USD 123 million.

iii) Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994.  As of December 31, 2017, Shinhan Europe’s capital stock amounted to EUR 23 million.

iv) Shinhan Khmer Bank PLC

Shinhan Khmer Bank PLC (“Shinhan Khmer”) was established on October 15, 2007.  As a result of disproportionate rights offering during the year ended December 31, 2017, Shinhan Khmer’s capital stock amounted to USD 47.5 million as of December 31, 2017.

v) Shinhan Bank Kazakhstan Limited

Shinhan Bank Kazakhstan Limited (“Shinhan Kazakhstan”) was established on December 16, 2008.  As of December 31, 2017, Shinhan Kazakhstan’s capital stock amounted to KZT 10,029 million.

vi) Shinhan Bank Canada

Shinhan Bank Canada (“Shinhan Canada”) was established on March 9, 2009.  As of December 31, 2017, Shinhan Canada’s capital stock amounted to CAD 80 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting entity (continued)

(b) Subsidiaries included in consolidation (continued)

vii) Shinhan Bank China Limited

Shinhan Bank China Limited (“Shinhan China”) was established on May 12, 2008.  As of December 31, 2017, Shinhan China’s capital stock amounted to CNY 2,000 million.

viii) Shinhan Bank Japan

Shinhan Bank Japan (“Shinhan Japan”) was established on September 14, 2009.  As of December 31, 2017, Shinhan Japan’s capital stock amounted to JPY 15,000 million.

ix) Shinhan Bank Vietnam Ltd.

Shinhan Bank Vietnam Ltd. (“Shinhan Vietnam”) was established on November 16, 2009 and merged with Shinhan Vina Bank on November 28, 2011.  As of December 31, 2017, Shinhan Vietnam’s capital stock amounted to VND 4,547,100 million.

x) Banco Shinhan de Mexico

Banco Shinhan de Mexico (“Shinhan Mexico”) was established on October 12, 2015 for obtaining the authorization of banking business.  As a result of the rights offering during the year ended December 31, 2017, Shinhan Mexico’s issued capital stock amounted to MXN 1,583 million as of December 31, 2017.

xi) PT Bank Shinhan Indonesia

On November 30, 2015, the Bank acquired 97.76% of voting share and obtained the control of PT Bank Metro Express, which had been established on September 8, 1967 and engaged in the banking business. PT Bank Metro Express was renamed as PT Bank Shinhan Indonesia (“Shinhan Indonesia”) in 2016 and merged PT Centratama Nasional Bank, a former subsidiary of the Bank, on December 6, 2016.  As a result of the rights offering during the year ended December 31, 2017, the issued capital of Shinhan Indonesia amounted to IDR 944,278 million as of December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting entity (continued)

(b) Subsidiaries included in consolidation (continued)

Details of ownerships in subsidiaries as of December 31, 2017 and 2016 were as follows:

		Ownership (%)
Subsidiaries	Location	December 31, 2017	December 31, 2016
Shinhan Asia	Hong Kong	99.99	99.99
Shinhan America	U.S.A	100.00	100.00
Shinhan Europe	Germany	100.00	100.00
Shinhan Khmer	Cambodia	97.50	90.00
Shinhan Kazakhstan	Kazakhstan	100.00	100.00
Shinhan Canada	Canada	100.00	100.00
Shinhan China	China	100.00	100.00
Shinhan Japan	Japan	100.00	100.00
Shinhan Vietnam	Vietnam	100.00	100.00
Shinhan Mexico	Mexico	99.99	99.99
Shinhan Indonesia	Indonesia	99.00	98.98

In addition, structured entities included in consolidation as of December 31, 2017 were as follows:

Structured entities	Location	Fiscal period-end (month)
MPC Yulchon Green 1st	Korea	3 / 6 / 9 / 12
MPC Yulchon 2nd	Korea	3 / 6 / 9 / 12
MPC Yulchon 1st	Korea	3 / 6 / 9 / 12
S-Nuri 1st Co., Ltd.	Korea	2 / 4 / 6 / 8 / 10 / 12
Shinhan-S-Russell Co., Ltd.	Korea	3 / 6 / 9 / 12
GPS 4th Ltd.	Korea	3 / 6 / 9 / 12
S-Narae 1st L.L.C	Korea	1 / 4 / 7 / 10
GPS 7th L.L.C	Korea	2 / 5 / 8 / 11
GPS 11th Ltd.	Korea	1 / 4 / 7 / 10
GPS 10th Ltd.	Korea	1 / 4 / 7 / 10
GPS 8th Ltd.	Korea	3 / 6 / 9 / 12
Sunny Financial 1st Co., Ltd.	Korea	2 / 5 / 8 / 11
S-way 5th Co., Ltd.	Korea	10
Sunny Financial 2nd Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny Financial 9th Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 3rd Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 1st Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 2nd Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 5th Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny More 7th Co., Ltd.	Korea	3 / 6 / 9 / 12
Sunny More 6th Co., Ltd.	Korea	3 / 6 / 9 / 12
Sunny More 10th Co., Ltd.	Korea	2 / 5 / 8 / 11
CGN YULCHON 2nd Co., Ltd.	Korea	3 / 6 / 9 / 12
Sunny Dream 4th L.L.C	Korea	3 / 6 / 9 / 12
Sunny Dream 7th Co., Ltd.	Korea	10
Sunny Dream 9th L.L.C	Korea	2 / 5 / 8 / 11
Sunny Russell 2nd Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny Dream 5th Co., Ltd.	Korea	1 / 4 / 7 / 10

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting entity (continued)

(b) Subsidiaries included in consolidation (continued)

Structured entities	Location	Fiscal period-end (month)
Sunny Russell 3rd L.L.C	Korea	2 / 5 / 8 / 11
Sunny Russell 8th Co., Ltd.	Korea	12
Sunny Russell 7th L.L.C	Korea	3 / 6 / 9 / 12
Sunny Russell 6th Co., Ltd.	Korea	3 / 6 / 9 / 12
S-smart 1st Co., Ltd.	Korea	11
Sunny Russell 1st Co., Ltd.	Korea	2
Sunny Russell 4th L.L.C	Korea	12
S-smart 5th Co., Ltd.	Korea	12
S-smart 6th Co., Ltd.	Korea	3
S-smart 3rd Co., Ltd.	Korea	3
S-dream 10th Co., Ltd.	Korea	12
Sunny Russell 5th Co., Ltd.	Korea	12
Sunny Smart 1st Co., Ltd.	Korea	12
S-smart 9th Co., Ltd.	Korea	12
Sunny Smart 2nd Co., Ltd.	Korea	12
Sunny Smart 8th Co., Ltd.	Korea	12
Tiger Eyes 3rd Co., Ltd.	Korea	12
Sunny Smart 5th Co., Ltd.	Korea	2 / 5 / 8 / 11
Tiger Eyes 1st Co., Ltd.	Korea	1 / 4 / 7 / 10
S-solution 2nd Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny Smart 10th Co., Ltd.	Korea	2 / 5 / 8 / 11
S-solution 3rd Co., Ltd.	Korea	2 / 5 / 8 / 11
S-solution 4th Co., Ltd.	Korea	3 / 6 / 9 / 12
S-solution 5th Co., Ltd.	Korea	3 / 6 / 9 / 12
S-solution 7th Co., Ltd.	Korea	3 / 6 / 9 / 12
S-solution 8th Co., Ltd.	Korea	1 / 4 / 7 / 10
Shinhan display 1st Co., Ltd.	Korea	1 / 4 / 7 / 10
S-solution 9th Co., Ltd.	Korea	10
SH inno 1st Co., Ltd.	Korea	3 / 6 / 9 / 12
Sunny solution 2nd Co., Ltd.	Korea	11
Sunny smart 3rd Co., Ltd.	Korea	2 / 5 / 8 / 11
Shinhan serveone 1st Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny Dream 1st Co., Ltd.	Korea	7
Sunny solution 1st Co., Ltd.	Korea	2 / 5 / 8 / 11
Shinhan-Daesung Contents Fund	Korea	12
Development Trust	Korea	12
Non-specified Money Trust	Korea	12
Old-age Living Pension Trust	Korea	12
New-Personal Pension Trust	Korea	12
Personal Pension Trust	Korea	12
Retirement Trust	Korea	12
New Old-age Living Pension Trust	Korea	12
Pension Trust	Korea	12
Household Money Trust (Shinhan)	Korea	12
Corporation Money Trust (Shinhan)	Korea	12
Shinhan BNPP Private Corporate 25th	Korea	1
Shinhan BNPP Private Corporate 18th	Korea	1

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting entity (continued)

(b) Subsidiaries included in consolidation (continued)

The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity.  For consolidated structured entities, the Group recognizes non-controlling interests related to the structured entity as liabilities in the consolidated statement of financial position.

As of December 31, 2017, the Group provides Asset Backed Commercial Paper (ABCP) purchase agreement amounting to ~~W~~2,714,407 million to the structured entities described above.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

1.	Reporting entity (continued)

(b) Subsidiaries included in consolidation (continued)

Subsidiaries
Newly included subsidiaries	S-smart 1st Co., Ltd.
during the year ended December 31, 2017	Sunny Russell 1st Co., Ltd.
Sunny Russell 4th L.L.C
S-smart 5th Co., Ltd.
S-smart 6th Co., Ltd.
S-smart 3rd Co., Ltd.
S-dream 10th Co., Ltd.
Sunny Russell 5th Co., Ltd.
Sunny Smart 1st Co., Ltd.
S-smart 9th Co., Ltd.
Sunny Smart 2nd Co., Ltd.
Sunny Smart 8th Co., Ltd.
Tiger Eyes 3rd Co., Ltd.
Sunny Smart 5th Co., Ltd.
Tiger Eyes 1st Co., Ltd.
S-solution 2nd Co., Ltd.
Sunny Smart 10th Co., Ltd.
S-solution 3rd Co., Ltd.
S-solution 4th Co., Ltd.
S-solution 5th Co., Ltd.
S-solution 7th Co., Ltd.
S-solution 8th Co., Ltd.
Shinhan display 1st Co., Ltd.
S-solution 9th Co., Ltd.
SH inno 1st Co., Ltd.
Sunny solution 2nd Co., Ltd.
Sunny smart 3rd Co., Ltd.
Shinhan serveone 1st Co., Ltd.
Sunny solution 1st Co., Ltd.

Excluded subsidiaries	AR Plus 2nd
during the year ended December 31, 2017	S-Nuri 9th Co., Ltd.
Carecamp 1st Ltd.
Sunny Financial 6th Co., Ltd.
Sunny Dream 6th Co., Ltd.
S-Nuri 4th Co., Ltd.
GPS 5th Ltd.
GPS 2nd Ltd.
Sunny More 9th Co., Ltd.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies.

(b) Approval of the consolidated financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 6, 2018.

(c) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss are measured at fair value
•	available-for-sale financial assets are measured at fair value
•	share-based payment arrangements are measured at fair value
•	recognized financial instruments designated as hedged items in qualifying fair value hedge relationships and adjusted for changes in fair value attributable to the risk being hedged
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets.

(d) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Group operates.  Subsidiaries whose functional currency is not Korean won were as follows:

Functional currency	Subsidiaries
USD	Shinhan Asia, Shinhan America, Shinhan Khmer
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan
VND	Shinhan Vietnam
MXN	Shinhan Mexico
IDR	Shinhan Indonesia

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

2.	Basis of preparation (continued)

(e) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 5.

3.  Significant accounting policies

In preparing these consolidated financial statements, the Group has consistently applied the accounting policies as listed below with those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2016, except for the changes in accounting policies as explained in (a), which are effective for annual periods beginning on or after January 1, 2017.

(a) Changes in accounting policies

i) Amendments to K-IFRS No.1007, ‘Statement of Cash Flows’

The Group applied amendments to K-IFRS No.1007, ‘Statement of Cash Flows’, which are effective for annual periods beginning on or after January 1, 2017.  The amendments to K-IFRS No.1007 require changes in liability arising from the financing activities of the Group to be disclosed as follows; fluctuations in financing cash flows, changes in the acquisition or loss of control on subsidiaries or other business, the effect of exchange rate changes, changes in fair value and other changes.  The amendments does not have a significant impact on the Group’s consolidated financial statements.

ii) Amendments to K-IFRS No.1012, ‘Income Taxes’

The Group applied amendments to K-IFRS No.1012, ‘Income Taxes’, which are effective for annual periods beginning on or after January 1, 2017.  Amendments to K-IFRS No.1012 clarify that temporary differences exist when there is a difference between the carrying amount and tax based amount of the debt instruments which are measured at fair value, regardless of the expected recovery method (sale or retention).  In assessing future taxable income, the Group shall include assets to be recovered in excess of its carrying amount and exclude the tax deductions resulting from those deductible temporary differences.  The amendments does not have a significant impact on the Group’s consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group.  The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

ii) Structured entity

The Group establishes or invests in various structured entities.  A structured entity is an entity designed so that its activities are not governed by way of voting rights.  When assessing control of a structured entity, the Group considers factors such as the purpose and the design of the investee; its practical ability to direct the relevant activities of the investee; the nature of its relationship with the investee; and the size of its exposure to the variability of returns of the investee.  The Group does not recognize any non-controlling interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling interests in these entities are recognized as liabilities of the Group.

iii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iv) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

-	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
-	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
-	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’
-	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’
-	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
-	Reacquired rights are measured in accordance with special provisions
-	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’
-	Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.  However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquiree's employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities.  Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1032, ‘Financial Instruments: Presentation‘ and K-IFRS No.1039, ’Financial Instruments: Recognition and Measurement’, are expensed in the periods in which the costs are incurred and the services are received.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(c) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

-	the fair value of the consideration transferred; plus
-	the recognized amount of any non-controlling interests in the acquiree; plus
-	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
-	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS.  In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Generally Accepted Accounting Principles (“GAAP”).

(d) Investments in associates and joint ventures

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity or when another entity is classified as a subsidiary by the Banking Act since the Group holds more than 15% of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(e) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly general expenses and income tax assets and liabilities.  The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

(f) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation or a qualifying cash flow hedge, which are recognized in other comprehensive income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions.  Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3. Significant accounting policies (continued)

(f) Foreign currencies (continued)

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.  On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest.  In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.  However, the Group’s account overdraft is included in borrowings.

(h) Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets.  Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument.  In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation of convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

i) Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss.  Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii) Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(h) Non-derivative financial assets (continued)

iii) Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

iv) Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.  Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(i) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, losses expected as a result of future events, regardless of likelihood, are not recognized.

If any objective evidence of impairment exists, impairment losses should be measured by the following categories of financial assets and recognized in profit of loss.

i) Loans

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement.  The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Group classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling.  In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses).  Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(i) Impairment of financial assets (continued)

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans.  When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

ii) Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.  Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii) Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(j) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge Accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(j) Derivative financial instruments (continued)

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.  The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss.  When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss.  When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

v) Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss.  Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(k) Property and equipment

Property and equipment are initially measured at cost and after initial recognition.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’.  Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated.  Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(l) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(l) Intangible assets (continued)

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(m) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure.  Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.  The change is accounted for as changes in accounting estimates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(n) Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms.  Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases.  All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease.  Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.  Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned.  If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(o) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale.  In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.  The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(p) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.  The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired.  Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.  Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(q) Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.  The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition.  Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.  Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.  At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(r) Equity capital

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent’s ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No.1103, ‘Business Combinations’ and the non-controlling interests share of changes in equity since the date of the combination.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(s) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service.  When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

v) Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(t) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Group has granted share-based payment based on Shinhan Financial Group’s share to the employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Group has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(u) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(v) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.  Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.  The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

(w) Financial income and expense

i) Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(w) Financial income and expense (continued)

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is outside the scope of K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’, the commitment fee is recognized as revenue on a time proportion basis over the commitment period.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established.  Usually this is the ex-dividend date for equity securities.

(x) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(x) Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

(y) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements.  Borrowings from trust accounts are included in other liabilities.  Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

(z) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Group by the weighted average number of common shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(aa) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual period beginning on or after January 1, 2018, and the Group has not early adopted them.

The impacts that application of these new standards will have on the Group’s consolidated financial statements were summarized as follows:

i) K-IFRS No.1109, ‘Financial Instruments’

K-IFRS No.1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No.1039, Financial Instruments: Recognition and Measurement.  The Group plans to adopt K-IFRS No.1109 for the year beginning on January 1, 2018 and will recognize the accumulated effect resulting from initial application of K-IFRS No.1109 on the date of initial application, which is January 1, 2018.

K-IFRS No.1109 will generally be applied retrospectively; however the Group plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement (including impairment) changes.  New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

The key features of the new standard, K-IFRS No.1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

K-IFRS No.1109 will require the Group to assess the financial impact from application of K-IFRS No.1109 and revise its accounting processes and internal controls related to financial instruments.  Actual impact of adopting K-IFRS No.1109 will be dependent on the financial instruments the Group holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

For the application of K-IFRS No.1109, the Group implemented changes in internal controls and accounting systems relating to financial instruments.

To assess financial impacts from application of K-IFRS No.1109, the Group performed an impact analysis on the 2017 consolidated financial statements based on the status and available information as of December 31, 2017.  Expected financial impacts on the Group's consolidated financial statements by the main chapters of K-IFRS No.1109 were summarized as follows:

ⓐ Classification and measurement of financial assets

Under K-IFRS No.1109, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVPL) based on the business model in which assets are managed and their cash flow characteristics, as detailed in the below table.

Under K-IFRS No.1109, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model (*1)	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	At amortized cost (*2)	At FVPL (*3)
Both to collect contractual cash flows and sell financial assets	At FVOCI
For trading, and others	At FVPL

(*1) Business model is determined at a level that reflects how groups of financial assets are managed together to achieve a particular business objective.

(*2) The Group may irrevocably designate a financial asset as at FVPL to eliminate or significantly reduce an accounting mismatch.

(*3) The Group may irrevocably designate equity instruments that is not held for trading as at FVOCI.

As there are more stringent requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS No.1109 compared to the existing guidance in K-IFRS No.1039, the adoption of K-IFRS No.1109 is expected to potentially increase the portion of financial assets that are measured at FVPL, which would increase the volatility in the Group’s profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

Expected impacts on the classification and measurements of the non-derivative financial instruments as of December 31, 2017, based on the information from the revised accounting system were as follows:

	Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Amounts under K-IFRS No.1039(*1)	Amounts under K-IFRS No.1109(*1)
Due from banks	Loans and receivables	Amortized cost	~~W~~	16,926,471	16,926,471
Loans	Loans and receivables	FVPL		605,367	606,439
	Loans and receivables	Amortized cost		232,633,346	232,633,346
Other financial assets	Loans and receivables	Amortized cost		9,107,156	9,107,156
Trading assets (debt securities)	Fair value through profit	FVPL		10,506,358	10,506,358
Trading assets (equity securities)	Fair value through profit	FVPL		520,743	520,743
Trading assets (gold/silver deposits)	Fair value through profit	FVPL		189,297	189,297
Available-for-sale financial assets (debt securities)	Available-for-sale financial assets	FVPL		11,801	11,801
	Available-for-sale financial assets	FVOCI		29,947,367	29,947,367
Available-for-sale financial assets (equity securities)	Available-for-sale financial assets	FVPL		2,074,179	2,077,460
	Available-for-sale financial assets	FVOCI		462,193	462,193
Held-to-maturity financial assets (debt securities)	Held-to-maturity financial assets	Amortized cost		14,822,898	14,822,898
			~~W~~	317,807,176	317,811,529

(*1) Amounts before deferred loan origination costs and fees have been added and allowance for loan loss has been deducted.

Based on the management's impact assessment to date, as of December 31, 2017, loans and receivables amounted to ~~W~~605,367 million and available-for-sale financial assets amounted to ~~W~~2,085,980 million, previously measured at amortized cost, respectively, are expected to be classified as financial assets measured at FVPL upon adoption of K-IFRS No.1109 as of January 1, 2018.  As a result, the portion of financial assets measured at FVPL in non-derivative financial assets is expected to increase from 3.53% under K-IFRS No.1039 as of December 31, 2017 to 4.38% under K-IFRS No.1109 as of January 1, 2018, which would increase the volatility in the Group's profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

ⓑ	Classification and Measurement of Financial Liabilities

According to K-IFRS No.1109, changes in fair value of the financial liability designated as at FVPL that is attributable to changes in the credit risk shall be presented as other comprehensive income, not recognized in profit or loss.  Amounts presented in other comprehensive income shall not be subsequently transferred to profit or loss.  However, if recognizing the changes in fair value as other comprehensive income creates or enlarges accounting mismatch, the amounts shall be recognized as profit or loss.

As a portion of the change in fair value which has been recognized in profit or loss under the existing standard, K-IFRS No.1039, will be presented in other comprehensive income under K-IFRS No.1109, profit or loss related to valuation of financial liabilities is expected to decrease.

Based on the management's impact assessment to date, as of December 31, 2017, out of financial liability amounted to ~~W~~301,129,231 million under K-IFRS No.1039, among which no financial liability was expected to be designated as at FVPL upon adoption of K-IFRS No.1109.

ⓒ Impairment

In accordance with the existing standard K-IFRS No.1039, impairment is recognized only if evidence of impairment based on 'incurred loss model' is identified.  In accordance with K-IFRS No.1109, the new accounting standard, impairment shall be recognized based on 'expected credit loss impairment model' for debt instruments, lease receivables, contract assets, loan commitments and financial guarantee contracts which are measured at amortized cost or FVOCI.

According to K-IFRS No.1109, a loss allowance shall be measured at the amounts of 12 month expected credit losses or lifetime expected credit losses, by the three stages in the table below depending on the extent of significant increase in credit risk since initial recognition.  Hence, an early recognition of credit risk may occur as compared to the ‘incurred loss model’ in the existing standard K-IFRS No.1039

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition (*1)	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

(*1) The Group may assume that the credit risk on a financial instrument has not increased significantly since initial recognition if the credit risk is low at the reporting date.

According to K-IFRS No.1109, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition as a loss allowance for financial assets impaired at its initial recognition.

Based on the management's impact assessment to date, as of December 31, 2017, expected impacts on loss allowances based on information from the revised accounting system were as follows:

Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Loss allowances under K-IFRS No.1039	Loss allowances under K-IFRS No.1109
Loans and receivables
Due from banks	Amortized cost	~~W~~	14,046	15,051
	FVPL		-	-
Loans	Amortized cost		1,503,242	1,869,815
	FVPL		3,315	-
Other financial assets	Amortized cost		26,252	26,923
	FVPL		-	-
Available-for-sale financial assets
Debt securities	FVOCI		-	17,098
Held-to-maturity financial assets
Debt securities	Amortized cost		-	7,585
			1,546,855	1,936,472
Financial guarantee contracts	Financial guarantee contracts		35,436	36,148
Loan commitments and other liabilities for credit	Loan commitments and other liabilities for credit		93,241	86,691
		~~W~~	128,677	122,839

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

<Loss allowance>

Expected impact on January 1, 2018

			Book value
	Stage		Total amount	Allowance
Due from banks, loans and other assets	Stage 1	~~W~~	231,855,029	540,694
	Stage 2		25,599,725	681,429
	Stage 3		1,212,219	689,666
			258,666,973	1,911,789

Debt securities	Stage 1		44,865,923	20,513
	Stage 2		37,323	4,170
	Stage 3		-	-
			44,903,246	24,683

		~~W~~	303,570,219	1,936,472

	Stage		Provisions
Off-balance sheet items	Stage 1	~~W~~	99,688
	Stage 2		20,686
	Stage 3		2,465
		~~W~~	122,839

<Capital adequacy ratio>

	K-IFRS No.1039 (A)	K-IFRS No.1109 (B)	Difference (B-A)
Common equity Tier 1 capital ratio	12.83%	12.62%	(-)0.21%
Tier 1 capital ratio	13.24%	13.02%	(-)0.22%
Tier 2 capital ratio	2.35%	2.43%	0.08%
	15.59%	15.45%	(-)0.14%

The application of K-IFRS No. 1109 on impairment requires management judgments, estimates and assumptions, particularly in 1) assessment whether the credit risk of an investment has increased significantly since initial recognition; and 2) incorporating forward-looking information into the measurement of the 'expected credit loss impairment model'.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

ⓓ Hedge accounting

Although the new standard K-IFRS No.1109 maintains ‘Mechanics of hedging accounting’ - fair value hedge, cash flow hedge and hedge of a net investment in a foreign operation - as defined in existing standard K-IFRS No.1039, the new standard replaces the complex and rule-based requirements for hedge accounting defined in existing standard K-IFRS No.1039 with a principle-based approach focusing an entity's risk management activities.  As a result of the changes, scope of hedged items and hedging instruments are expanded and qualifying criteria for hedge accounting are eased by removing criteria for evaluation of hedge effectiveness and quantitative evaluation (80~125%).

When applying hedge accounting under K-IFRS No.1109, hedge accounting to certain transactions that do not meet the requirements for hedge accounting under the existing standard K-IFRS No.1039 may be applicable, and the volatility of the profit or loss may be reduced.

According to the transitional provisions for hedge accounting, when initially applying K-IFRS No.1109, the Group may adopt as its accounting policy to continue to apply the hedge accounting requirements of the existing standard K-IFRS No.1039.

The Group plans to apply hedge accounting for the transactions that meet the requirements for hedge accounting under K-IFRS No.1109.  As of December 31, 2017, there was no applicable transaction for hedge accounting under K-IFRS No.1109 which do not meet the requirements for hedge accounting under the existing standard K-IFRS No.1039.

ii) K-IFRS No.1115, ‘Revenue from Contracts with Customers’

K-IFRS No.1115, published on November 6, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted.

It replaces existing revenue recognition standards, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’, K-IFRS No.2031, ‘Revenue Barter Transactions Involving Advertising Services’, K-IFRS No.2113, ‘Customer Loyalty Programmes’, K-IFRS No.2115, ’Agreements for the Construction of Real Estate’ and K-IFRS No.2118, ‘Transfers of Assets from Customers’.

The Group plans to apply K-IFRS No.1115 from the annual period beginning on January 1, 2018.  The Group will apply K-IFRS No.1115 retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application, which is January 1, 2018.

The existing standards suggest revenue recognition guidance by type of transactions such as sale of goods, rendering of services, interest revenue, royalty revenue, dividends revenue and construction contracts.  However, according to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (①‘Identifying the contract’→ ② ‘Identifying performance obligations’→ ③‘Determining the transaction price’→ ④‘Allocating the transaction price to performance obligations’→ ⑤‘Recognizing the revenue by satisfying performance obligations’).

The Group launched a task force team and prepared the application of K-IFRS No.1115 from the second half of 2017.  As a result of this preparation process, the Group identified changes in accounting policy upon adoption of K-IFRS No.1115 for certain financial instruments. Under K-IFRS No.1115, the Group expects to recognize revenue for those instruments, previously recognized at the time of sale, through the contractual period as the identified performance obligations are satisfied over time.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

However, as a result of the analysis on the financial impact based on the situation and the available information as of December 31, 2017, the Group does not expect the application of K-IFRS No.1115 will have a material impact on the consolidated financial statements.

iii) K-IFRS No.1116, ‘Leases’

K-IFRS No.1116 replaces existing standards, including K-IFRS No.1017, ‘Leases’, K-IFRS No.2104, ‘Determining whether an Arrangement contains a Lease’, K-IFRS No.2015, ‘Operating Leases - Incentives’ and K-IFRS No.2027, ’Evaluating the Substance of Transactions Involving the Legal Form of  a Lease’.

At inception of a contract, an entity shall assess whether the contract is, or contains, a lease.  However, as a practical expedient, for the contracts previously identified as leases or not, an entity is not required to reassess whether the contract is, or contains, a lease at the date of initial application.

For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract.

A lessee shall recognize a right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset for the lease term, and a lease liability, which indicates obligation to make lease payments.  However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value.  Also, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

There has not been a material change in the accounting treatments for a lessor from the existing standard K-IFRS No.1017.  K-IFRS No.1116 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

iv) Amendments to K-IFRS No.1102, ‘Share-based Payment’

The amendments clarify that a cash-settled share-based payment is measured using the same approach as for equity-settled share-based payments.  The amendments also clarify that share-based payment transactions with a net settlement feature for withholding tax obligation shall be classified as an equity-settled share-based payment transaction.  The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

v) Amendments to K-IFRS No.1040, 'Investment Property'

The amendments clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use.  A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use.  The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.  The amendments are not expected to have a significant impact on the Group’s consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.  Financial risk management

4-1. Credit risk

Credit risk is the risk of financial loss of the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc. Credit risk management is critical to the Group’s business activities; thus, the Group carefully manages the credit risk exposure.

(a) Credit risk management

Major policies of the credit risk management are determined by the Risk Policy Committee, which is the Group’s executive decision-making body for credit risk management.  The Risk Policy Committee is led by the Group’s Deputy President and Head of Risk Management Group.  The Risk Policy Committee also consists of chief officers from eight different business units.  The Credit Review Committee performs credit review evaluations and operates separately from the Risk Policy Committee.

Each business unit is required to implement the Group’s risk management policies and procedures.  Risk Management Department reviews compliance of business units with agreed exposure limits established by the Credit Policy Committee, including those for selected industries, country risk and product types.

The Group established the authorization structure for the approval and renewal of credit facilities.  Authorization limits are allocated to the business unit credit officer.  Larger facilities require approval by the Credit Committee.  The Group assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned.  Renewals and review of facilities are subject to the same review process.

The Group is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Group develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks.  The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval.  In addition to periodic loan reviews by credit officers, the Group also utilizes an automated monitoring tool which conducts searches for companies with high probability of default.  Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(b) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016

Due from banks and loans (*1)(*2):
Banks	~~W~~	9,826,462	10,032,848
Retail:
Mortgage lending		48,690,383	45,068,588
Others	﷐	65,913,610	61,786,832
		114,603,993	106,855,420
Governments		14,125,100	11,482,301
Corporate:
Large enterprises		32,746,281	31,988,958
Small and medium enterprises		73,184,008	68,047,999
Special finance		4,076,599	3,719,100
Others		465	542
		110,007,353	103,756,599
Credit cards		81,673	17,565
		248,644,581	232,144,733
Trading assets:
Debt securities		10,506,358	9,229,544
Gold/silver deposits		189,297	247,845
		10,695,655	9,477,389
Derivative assets		2,604,090	2,579,121
Available-for-sale financial assets:
Debt securities		29,959,169	25,280,758
Held-to-maturity financial assets:
Debt securities		14,822,898	11,630,270
Other financial assets (*1)(*3)		9,080,904	11,957,522
Off balance sheet items:
Financial guarantee contracts		3,242,514	3,403,788
Loan commitments and other liabilities for credit		73,790,861	75,287,793
		77,033,375	78,691,581
	~~W~~	392,840,672	371,761,374

(*1) The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits,     domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(c) Information related to impairment for due from banks and loans

i) Due from banks and loans as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Credit cards	Total
Neither past due nor impaired	~~W~~	9,843,616	114,227,036	14,129,002	110,033,944	80,660	248,314,258
Past due but not impaired		-	451,639	-	176,579	6,925	635,143
Impaired		-	318,741	-	897,009	33	1,215,783
		9,843,616	114,997,416	14,129,002	111,107,532	87,618	250,165,184
Less: allowance		(17,154)	(393,423)	(3,902)	(1,100,179)	(5,945)	(1,520,603)
	~~W~~	9,826,462	114,603,993	14,125,100	110,007,353	81,673	248,644,581

		December 31, 2016
		Banks	Retail	Governments	Corporate	Credit cards	Total
Neither past due nor impaired	~~W~~	10,056,795	106,625,777	11,484,207	103,714,738	17,739	231,899,256
Past due but not impaired		-	311,869	-	215,304	532	527,705
Impaired		-	250,039	-	939,346	9	1,189,394
		10,056,795	107,187,685	11,484,207	104,869,388	18,280	233,616,355
Less: allowance		(23,947)	(332,265)	(1,906)	(1,112,789)	(715)	(1,471,622)
	~~W~~	10,032,848	106,855,420	11,482,301	103,756,599	17,565	232,144,733

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(c) Information related to impairment for due from banks and loans (continued)

ii) Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Credit cards	Total
Grade 1(*1)	~~W~~	9,838,259	108,181,667	14,129,002	78,894,110	71,233	211,114,271
Grade 2(*1)		5,357	6,045,369	-	31,139,834	9,427	37,199,987
		9,843,616	114,227,036	14,129,002	110,033,944	80,660	248,314,258
Less: allowance		(17,154)	(196,716)	(3,902)	(566,569)	(5,945)	(790,286)
	~~W~~	9,826,462	114,030,320	14,125,100	109,467,375	74,715	247,523,972
Mitigation of credit risk due to collateral(*2)	~~W~~	96,660	74,797,088	-	57,116,428	258	132,010,434

		December 31, 2016
		Banks	Retail	Governments	Corporate	Credit cards	Total
Grade 1(*1)	~~W~~	10,056,795	101,430,892	11,484,207	71,417,737	14,844	194,404,475
Grade 2(*1)		-	5,194,885	-	32,297,001	2,895	37,494,781
		10,056,795	106,625,777	11,484,207	103,714,738	17,739	231,899,256
Less: allowance		(23,947)	(187,013)	(1,906)	(648,941)	(715)	(862,522)
	~~W~~	10,032,848	106,438,764	11,482,301	103,065,797	17,024	231,036,734
Mitigation of credit risk due to collateral(*2)	~~W~~	34,632	71,888,139	-	53,664,247	148	125,587,166

(*1) Credit quality of due from banks and loans were classified based on the internal credit rating as follows:

Type of borrowers	Grade 1	Grade 2
Banks and governments	Organization for Economic Cooperation and Development (OECD) sovereign credit rating of 6 or above (as applied to the nationalities of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationalities of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporate (loans and credit cards)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Credit cards (individuals)	For individual credit card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual credit card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

(*2) The Group holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees.  Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(c) Information related to impairment for due from banks and loans (continued)

iii) Aging analysis of due from banks and loans, that were past due but not impaired as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Retail	Corporate	Credit cards	Total
Less than 30 days	~~W~~	344,006	118,520	6,431	468,957
30 days ~ less than 60 days		54,305	30,418	66	84,789
60 days ~ less than 90 days		37,898	15,854	38	53,790
90 days or more		15,430	11,787	390	27,607
		451,639	176,579	6,925	635,143
Less: allowance		(50,863)	(8,219)	-	(59,082)
	~~W~~	400,776	168,360	6,925	576,061
Mitigation of credit risk due to collateral	~~W~~	318,660	89,618	2	408,280

		December 31, 2016
		Retail	Corporate	Credit cards	Total
Less than 30 days	~~W~~	227,550	155,352	242	383,144
30 days ~ less than 60 days		42,428	41,131	41	83,600
60 days ~ less than 90 days		28,431	15,787	23	44,241
90 days or more		13,460	3,034	226	16,720
		311,869	215,304	532	527,705
Less: allowance		(32,705)	(10,938)	-	(43,643)
	~~W~~	279,164	204,366	532	484,602
Mitigation of credit risk due to collateral	~~W~~	226,591	95,021	1	321,613

iv) Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Retail	Corporate	Credit cards	Total
Impaired	~~W~~	318,741	897,009	33	1,215,783
Less: allowance		(145,844)	(525,391)	-	(671,235)
	~~W~~	172,897	371,618	33	544,548
Mitigation of credit risk due to collateral	~~W~~	122,150	327,418	-	449,568

		December 31, 2016
		Retail	Corporate	Credit cards	Total
Impaired	~~W~~	250,039	939,346	9	1,189,394
Less: allowance		(112,547)	(452,910)	-	(565,457)
	~~W~~	137,492	486,436	9	623,937
Mitigation of credit risk due to collateral	~~W~~	96,872	383,667	-	480,539

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(d) Credit rating

i) Credit ratings of debt securities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Trading assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	3,065,304	21,826,000	13,813,452	38,704,756
AA- to AA+		1,187,091	3,113,596	346,953	4,647,640
A- to A+		3,348,546	2,037,692	130,293	5,516,531
BBB- to BBB+		839,249	1,171,960	166,906	2,178,115
Lower than BBB-		47,981	421,016	177,840	646,837
Unrated		2,018,187	1,388,905	187,454	3,594,546
	~~W~~	10,506,358	29,959,169	14,822,898	55,288,425

		December 31, 2016
		Trading assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	2,829,395	16,576,071	10,490,786	29,896,252
AA- to AA+		808,494	3,616,869	471,502	4,896,865
A- to A+		3,135,329	2,248,558	171,550	5,555,437
BBB- to BBB+		811,787	1,017,426	137,241	1,966,454
Lower than BBB-		25,000	465,177	148,893	639,070
Unrated		1,619,539	1,356,657	210,298	3,186,494
	~~W~~	9,229,544	25,280,758	11,630,270	46,140,572

ii) The credit qualities of debt securities according to the credit ratings by external rating agencies were as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS: Korea Investors Service

(*2) KR: Korea Ratings

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1. Credit risk (continued)

(d) Credit rating (continued)

iii) Information related to impairment for debt securities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Neither past due nor impaired	~~W~~	55,288,425	46,140,572

(e) There are no assets acquired by executing collateral rights as of December 31, 2017.  An asset acquired through foreclosures amounting to ~~W~~658 million was classified as non-current assets held for sale as of December 31, 2016.

(f) Concentration by geographic location

An analysis of concentration by geographic location for financial assets including due from banks and loans, net of allowance, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	2,890,736	1,152,093	268,533	547,462	3,420,224	1,547,414	9,826,462
Retail		109,733,109	345,530	2,695,853	745,705	613,134	470,662	114,603,993
Governments		12,569,884	130,553	388,142	35,786	664,030	336,705	14,125,100
Corporate		97,068,853	2,140,109	2,130,721	1,596,579	2,530,295	4,540,796	110,007,353
Credit cards		3,751	859	60	76,194	18	791	81,673
		222,266,333	3,769,144	5,483,309	3,001,726	7,227,701	6,896,368	248,644,581
Trading assets		10,476,869	-	-	-	29,489	189,297	10,695,655
Available-for-sale financial Assets		27,916,554	447,804	163,652	474,134	510,678	446,347	29,959,169
Held-to-maturity financial Assets		14,273,306	31,988	34,487	237,641	37,096	208,380	14,822,898
	~~W~~	274,933,062	4,248,936	5,681,448	3,713,501	7,804,964	7,740,392	304,122,303

		December 31, 2016
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	~~W~~	2,790,110	769,669	328,567	460,322	3,933,734	1,750,446	10,032,848
Retail		103,278,915	336,637	2,270,102	294,761	275,900	399,105	106,855,420
Governments		9,505,042	321,516	717,922	109,943	696,051	131,827	11,482,301
Corporate		91,848,742	1,959,566	2,040,149	1,630,144	2,269,651	4,008,347	103,756,599
Credit cards		3,410	1,091	6	13,012	8	38	17,565
		207,426,219	3,388,479	5,356,746	2,508,182	7,175,344	6,289,763	232,144,733
Trading assets		9,209,693	-	-	-	19,851	247,845	9,477,389
Available-for-sale financial assets		23,177,345	414,831	112,381	484,002	588,334	503,865	25,280,758
Held-to-maturity financial assets		11,074,151	33,465	56,196	155,916	166,560	143,982	11,630,270
	~~W~~	250,887,408	3,836,775	5,525,323	3,148,100	7,950,089	7,185,455	278,533,150

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-1. Credit risk (continued)

(g) Concentration by industry sector

An analysis of concentration by industry sector for financial assets including due from banks and loans, net of allowance, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	7,610,214	1,592	-	56,744	2,157,912	-	9,826,462
Retail		-	-	-	-	-	114,603,993	114,603,993
Governments		13,192,733	1,314	-	-	931,053	-	14,125,100
Corporate		3,160,611	39,462,251	15,384,000	18,943,931	33,056,560	-	110,007,353
Credit cards		-	-	-	-	-	81,673	81,673
		23,963,558	39,465,157	15,384,000	19,000,675	36,145,525	114,685,666	248,644,581
Trading assets		7,148,494	603,241	1,078,705	93,040	1,772,175	-	10,695,655
Available-for-sale financial assets		20,024,919	1,057,244	164,779	455,014	8,257,213	-	29,959,169
Held-to-maturity financial assets		4,491,644	48,981	-	62,129	10,220,144	-	14,822,898
	~~W~~	55,628,615	41,174,623	16,627,484	19,610,858	56,395,057	114,685,666	304,122,303

		December 31, 2016
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	~~W~~	6,986,105	68	-	110,443	2,936,232	-	10,032,848
Retail		-	-	-	-	-	106,855,420	106,855,420
Governments		10,763,475	3,990	-	3,315	711,521	-	11,482,301
Corporate		2,533,061	39,601,460	14,491,117	17,630,180	29,500,781	-	103,756,599
Credit cards		-	-	-	-	-	17,565	17,565
		20,282,641	39,605,518	14,491,117	17,743,938	33,148,534	106,872,985	232,144,733
Trading assets		5,744,893	639,264	921,410	217,794	1,954,028	-	9,477,389
Available-for-sale financial assets		18,939,223	756,134	89,261	367,060	5,129,080	-	25,280,758
Held-to-maturity financial assets		4,183,860	44,915	-	62,881	7,338,614	-	11,630,270
	~~W~~	49,150,617	41,045,831	15,501,788	18,391,673	47,570,256	106,872,985	278,533,150

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-2. Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates will affect the Group’s income.  Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc., and non-trading position is mainly exposed to interest rates. The Group separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Risk Policy Committee.  The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the Risk Policy Committee and for the day-to-day review of their implementation.  The Risk Policy Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk.  The Risk Management Department monitors operation departments and reports regularly to the Risk Policy Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Group is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee.  The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a) Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Group’s risk management parameters.  Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes.  These risk management processes enable the Group to manage the scale of potential losses within a certain range when a crisis occurs.

i) Measurement method on market risk arising from trading positions

The principal tool used to measure and control market risk exposure within the Group’s trading position is VaR.  The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level). The Group measures market risk based on 99.9% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique. However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data. The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature. VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

The Group directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position.  The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter.  The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually.  VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii) VaR of trading positions

An analysis of trading position VaR for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Average	Maximum	Minimum	Year end
Interest rate risk	~~W~~	38,370	50,206	22,226	25,071
Equity risk		4,051	5,622	3,040	4,675
Foreign currency risk (*1)		43,827	46,108	41,562	41,947
Volatility risk		70	124	43	66
Commodity risk		22	46	-	14
Covariance		(36,397)	(46,003)	(24,840)	(26,367)
	~~W~~	49,943	56,103	42,031	45,406

		2016
		Average	Maximum	Minimum	Year end
Interest rate risk	~~W~~	33,246	48,851	18,764	44,447
Equity risk		5,161	5,787	4,815	5,484
Foreign currency risk (*1)		56,089	61,389	53,678	60,088
Volatility risk		149	256	101	221
Commodity risk		13	35	-	21
Covariance		(38,677)	(54,670)	(24,272)	(49,278)
	~~W~~	55,981	61,648	53,086	60,983

(*1) The Group measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk.  Accordingly, the Group measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.  Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The Risk Policy Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

The Group measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA).  The Group also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

i) Measurement method on market risk arising from non-trading positions

The Group measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by the Bank for International Settlements (“BIS”).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31,2016
Interest rate VaR	~~W~~	429,241	1,088,995
Interest rate EaR		174,262	58,091

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2. Market risk (continued)

(c) Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc.  The Risk Policy Committee oversees the Group’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position.  The Group’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Group’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Group’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY).  Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	2,343,055	955,205	267,008	1,932,502	1,482,475	6,980,245
Trading assets		5,273	-	-	-	189,297	194,570
Derivative assets		59,391	4	766	203	1,455	61,819
Loans		14,461,961	5,739,301	1,196,346	2,774,264	5,059,607	29,231,479
Available-for-sale financial assets		1,855,032	113,239	52,583	395,150	666,486	3,082,490
Held-to-maturity financial assets		78,975	137,100	-	37,096	451,922	705,093
Other financial assets		1,586,395	288,243	154,853	458,166	286,725	2,774,382
		20,390,082	7,233,092	1,671,556	5,597,381	8,137,967	43,030,078

Liabilities
Deposits		11,998,969	6,286,743	757,326	4,283,274	4,878,846	28,205,158
Trading liabilities		-	-	-	-	434,586	434,586
Derivative liabilities		101,520	195	631	4,734	713	107,793
Borrowings		4,960,709	291,342	231,539	407,678	68,988	5,960,256
Debt securities issued		3,027,696	249,616	31,981	196,380	419,781	3,925,454
Other financial liabilities		2,531,630	208,516	208,527	472,207	276,083	3,696,963
		22,620,524	7,036,412	1,230,004	5,364,273	6,078,997	42,330,210

Net assets (liabilities)		(2,230,442)	196,680	441,552	233,108	2,058,970	699,868

Off-balance sheet items
Derivative exposures		2,142,130	9,462	(433,642)	81,099	(633,174)	1,165,875
Net position	~~W~~	(88,312)	206,142	7,910	314,207	1,425,796	1,865,743

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-2. Market risk (continued)

(c) Foreign exchange risk (continued)

		December 31, 2016
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	1,532,410	1,125,013	208,453	2,692,185	1,129,052	6,687,113
Trading assets		44,678	-	-	-	247,845	292,523
Derivative assets		59,340	515	47	4,088	400	64,390
Loans		15,139,025	5,524,117	1,270,320	2,566,910	4,015,728	28,516,100
Available-for-sale financial assets		1,443,574	68,920	4,178	427,871	669,899	2,614,442
Held-to-maturity financial assets		26,604	187,039	-	166,560	306,729	686,932
Other financial assets		1,696,418	396,875	117,139	376,181	154,564	2,741,177
		19,942,049	7,302,479	1,600,137	6,233,795	6,524,217	41,602,677

Liabilities
Deposits		10,640,722	5,990,709	606,767	4,418,828	4,002,441	25,659,467
Trading liabilities		-	-	-	-	485,995	485,995
Derivative liabilities		105,380	3,171	100	2,061	295	111,007
Borrowings		4,923,146	524,217	318,600	812,980	147,960	6,726,903
Debt securities issued		3,857,223	103,681	152,112	207,912	34,438	4,355,366
Other financial liabilities		1,981,226	493,286	181,673	558,932	206,966	3,422,083
		21,507,697	7,115,064	1,259,252	6,000,713	4,878,095	40,760,821

Net assets (liabilities)		(1,565,648)	187,415	340,885	233,082	1,646,122	841,856

Off-balance sheet items
Derivative exposures		2,063,897	(18,166)	(282,241)	88,689	(753,040)	1,099,139
Net position	~~W~~	498,249	169,249	58,644	321,771	893,082	1,940,995

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-3. Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management.  The Risk Management Department evaluates and manages the Group’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Group applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;
•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Group’s cash flows of financial assets and financial liabilities.  The amounts disclosed in the table are the contractual undiscounted cash flows.  Since the effect of the discount is insignificant for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months ~1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	17,692,577	640,029	231,699	131,391	5,008	-	18,700,704
Trading assets		11,216,398	-	-	-	-	-	11,216,398
Derivative assets		2,715,665	285,632	78,501	121,845	346,065	143,032	3,690,740
Loans		19,613,910	27,102,835	36,486,097	56,796,297	64,140,522	54,087,978	258,227,639
Available-for-sale financial assets		31,672,125	-	-	-	-	823,416	32,495,541
Held-to-maturity financial assets		121,160	143,405	202,680	1,372,783	13,567,630	1,050,348	16,458,006
Other financial assets		8,043,587	-	-	1,364	1,104,932	-	9,149,883
	~~W~~	91,075,422	28,171,901	36,998,977	58,423,680	79,164,157	56,104,774	349,938,911
Liabilities
Deposits		127,474,369	20,940,723	30,674,220	51,094,384	15,745,090	1,895,195	247,823,981
Trading liabilities		434,586	-	-	-	-	-	434,586
Derivative liabilities		2,484,338	38,289	30,028	46,915	164,442	60,717	2,824,729
Borrowings		5,469,114	2,354,580	1,296,828	2,338,371	2,763,308	632,682	14,854,883
Debt securities issued		612,200	2,812,829	2,155,415	6,868,469	12,190,221	2,940,935	27,580,069
Other financial liabilities		14,805,782	-	-	-	129,329	-	14,935,111
	~~W~~	151,280,389	26,146,421	34,156,491	60,348,139	30,992,390	5,529,529	308,453,359

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments (continued)

		December 31, 2016
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months ~1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	13,018,880	908,479	325,599	227,946	34,830	-	14,515,734
Trading assets		11,270,758	-	-	-	-	-	11,270,758
Derivative assets		2,593,963	43,781	62,792	118,786	270,886	117,375	3,207,583
Loans		20,394,874	25,966,414	35,001,023	51,563,376	58,877,474	50,425,410	242,228,571
Available-for-sale financial assets		26,283,770	-	-	-	-	1,530,813	27,814,583
Held-to-maturity financial assets		125,180	214,884	150,728	1,374,925	9,469,785	1,679,461	13,014,963
Other financial assets		10,887,984	-	-	888	1,126,254	-	12,015,126
	~~W~~	84,575,409	27,133,558	35,540,142	53,285,921	69,779,229	53,753,059	324,067,318
Liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	35	-	1,916	-	4,598	-	6,549
Deposits		118,610,459	21,741,507	28,826,207	48,447,733	13,829,012	2,980,713	234,435,631
Trading liabilities		485,995	-	-	-	-	-	485,995
Derivative liabilities		2,479,292	24,418	29,040	27,249	81,619	26,054	2,667,672
Borrowings		5,268,211	1,660,314	1,026,052	2,499,657	3,468,909	604,343	14,527,486
Debt securities issued		622,234	1,811,544	3,115,445	3,930,882	9,958,411	4,028,492	23,467,008
Other financial liabilities		12,558,640	-	-	-	121,155	-	12,679,795
	~~W~~	140,024,866	25,237,783	32,998,660	54,905,521	27,463,704	7,639,602	288,270,136

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment.  Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1 month.

(b) Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet items as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Financial guarantee contracts	~~W~~	3,242,514	3,403,788
Loan commitments and others		73,790,861	75,287,793
	~~W~~	77,033,375	78,691,581

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-4. Measurement of fair value

The fair value which the Group primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.  The Group uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2017 and 2016 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	1,328,512	9,177,846	-	10,506,358
Equity securities		218,969	301,774	-	520,743
Gold/silver deposits		189,297	-	-	189,297
Derivative assets:
Trading		33	2,585,491	8,343	2,593,867
Hedging		-	8,424	1,799	10,223
Available-for-sale financial assets:
Debt securities		8,897,634	21,061,535	-	29,959,169
Equity securities		404,623	1,013,679	1,118,070	2,536,372
	~~W~~	11,039,068	34,148,749	1,128,212	46,316,029
Financial liabilities
Trading liabilities:
Gold/silver deposits	~~W~~	434,586	-	-	434,586
Derivative liabilities:
Trading		55	2,468,792	3,574	2,472,421
Hedging		-	95,353	425,162	520,515
	~~W~~	434,641	2,564,145	428,736	3,427,522

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2017 and 2016 by the level in the fair value hierarchy into which the fair value measurement is categorized (continued):

		December 31, 2016
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	1,343,122	7,871,486	14,936	9,229,544
Equity securities		192,929	1,600,440	-	1,793,369
Gold/silver deposits		247,845	-	-	247,845
Derivative assets:
Trading		-	2,533,182	25,370	2,558,552
Hedging		-	12,904	7,665	20,569
Available-for-sale financial assets:
Debt securities		6,558,428	18,722,330	-	25,280,758
Equity securities		655,631	746,595	1,131,599	2,533,825
	~~W~~	8,997,955	31,486,937	1,179,570	41,664,462
Financial liabilities
Financial liabilities designated at fair value through profit or loss:
Deposits	~~W~~	-	4,277	2,005	6,282
Trading liabilities:
Gold/silver deposits		485,995	-	-	485,995
Derivative liabilities:
Trading		-	2,444,794	3,803	2,448,597
Hedging		-	77,668	259,127	336,795
	~~W~~	485,995	2,526,739	264,935	3,277,669

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ii) There was no transfer between level 1 and level 2 for the years ended December 31, 2017 and 2016.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Trading assets	Available-for-sale financial assets	Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	~~W~~	14,936	1,131,599	(229,895)	(2,005)	914,635
Total gain or loss:
Recognized in profit or loss (*1)		-	(149,742)	(191,909)	4	(341,647)
Recognized in other comprehensive loss		-	(10,515)	-	-	(10,515)
Purchases/Issues		-	238,333	2,441	-	240,774
Settlements		(14,936)	(95,035)	741	2,001	(107,229)
Transfers into level 3 (*2)		-	3,430	28	-	3,458
Ending balance	~~W~~	-	1,118,070	(418,594)	-	699,476

		December 31, 2016
		Trading assets	Available-for-sale financial assets	Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	~~W~~	49,754	913,988	(61,801)	(2,967)	898,974
Total gain or loss:
Recognized in profit or loss (*1)		139	13,470	(188,240)	(5)	(174,636)
Recognized in other comprehensive loss		-	(65,685)	-	-	(65,685)
Purchases/Issues		-	383,992	(1,163)	-	382,829
Settlements		(34,957)	(108,854)	1,621	967	(141,223)
Transfers into level 3 (*2)		-	-	19,688	-	19,688
Transfers out of level 3 (*2)		-	(5,312)	-	-	(5,312)
Ending balance	~~W~~	14,936	1,131,599	(229,895)	(2,005)	914,635

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iii) Changes in level 3 of the fair value hierarchy (continued)

(*1) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Group held as of December 31, 2017 and 2016 are presented in the statement of comprehensive income as follows:

		December 31, 2017		December 31, 2016
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net trading loss	~~W~~	(2,996)	(2,996)	(877)	(993)
Net gain (loss) on financial instruments designated at fair value through profit or loss		4	-	(5)	(5)
Net gain on sale of available -for-sale financial assets		1,232	989	22,042	483
Impairment loss on financial assets		(150,974)	(150,974)	(8,572)	(7,914)
Net other operating expenses		(188,913)	(188,913)	(187,224)	(187,224)
	~~W~~	(341,647)	(341,894)	(174,636)	(195,653)

(*2) These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed.  The Group recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities	~~W~~	9,177,846	Discounted cash flow	Discount rate
	Equity securities		301,774	Net asset value	Price of underlying assets
			9,479,620
Derivative assets	Trading		2,585,491	Option model	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		8,424	Discounted cash flow
			2,593,915
Available-for-sale financial assets	Debt securities		21,061,535	Discounted cash flow	Discount rate
	Equity securities		1,013,679	Net asset value	Price of underlying assets
			22,075,214
		~~W~~	34,148,749
Financial liabilities
Derivative liabilities	Trading	~~W~~	2,468,792	Option model	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		95,353	Discounted cash flow
			2,564,145
		~~W~~	2,564,145

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

	December 31, 2016
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities	~~W~~	7,871,486	Discounted cash flow	Discount rate
	Equity securities		1,600,440	Net asset value	Price of underlying assets
			9,471,926
Derivative assets	Trading		2,533,182	Option model	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		12,904	Discounted cash flow
			2,546,086
Available-for-sale financial assets	Debt securities		18,722,330	Discounted cash flow	Discount rate
	Equity securities		746,595	Net asset value	Price of underlying assets
			19,468,925
		~~W~~	31,486,937
Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	~~W~~	4,277	Option model	Discount rate, volatility, stock price index
Derivative liabilities	Trading		2,444,794	Option model	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		77,668	Discounted cash flow
			2,522,462
		~~W~~	2,526,739

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value (continued)

ⓑ Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2017 and 2016 were as follows:

	December 31, 2017
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model (*1)	Equity and foreign exchange related	~~W~~	4,846	The volatility of the underlying asset	1.32%~29.53%
					Correlations	0.14%
	Option model (*1)	Interest rates related		5,296	The volatility of the underlying asset	0.42%~0.70%
					Regression coefficient	0.42%~1.65%
					Correlations	42.20%~90.33%
				10,142
Available-for-sale financial assets	Discounted cash flow	Equity securities		1,118,070	Discount rate	1.98%~20.51%

	Comparable company analysis				Growth rate	0.00%
	Net asset value
			~~W~~	1,128,212

Financial liabilities
Derivative liabilities	Option model (*1)	Equity and foreign exchange related	~~W~~	80	The volatility of the underlying asset	1.32%~26.30%
					Correlations	0.14%
	Option model (*1)	Interest rates related		428,656	The volatility of the underlying asset	0.50%~0.70%
					Regression coefficient	1.65%~2.77%
					Correlations	32.63%~90.33%
				428,736
			~~W~~	428,736

(*1) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments (continued)

	December 31, 2016
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input
Financial assets
Trading assets	Option model (*1)	Interest rates related	~~W~~	14,936	The volatility of the underlying asset	36.30%
					Correlations	69.90%
Derivative assets	Option model (*1)	Equity and foreign exchange related		22,723	The volatility of the underlying asset	13.10%~21.99%
					Correlations	(-)19.03%
	Option model (*1)	Interest rates related		10,312	The volatility of the underlying asset	0.54%~0.87%
					Regression coefficient	0.02%~2.05% 61.01%
					Correlations
				33,035
Available-for-sale financial assets	Discounted cash flow Comparable company analysis Net asset value	Equity securities		1,131,599	Discount rate	1.73%~18.49%
					Growth rate	0.00%
			~~W~~	1,179,570
Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model (*1)	Equity related	~~W~~	2,005	The volatility of the underlying asset	15.97%~29.44% (-)1.80%~61.10%
					Correlations
Derivative liabilities	Option model (*1)	Equity and foreign exchange related		1,156	The volatility of the underlying asset	19.90%~33.69%
					Correlations	(-)19.03%~61.10%
	Option model (*1)	Interest rates related		261,774	The volatility of the underlying asset	0.51%~0.87%
					Regression coefficient	0.02%~3.02% 42.93%~61.01%
					Correlations
				262,930
			~~W~~	264,935

(*1) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2017 and 2016 were as follows:

			December 31, 2017
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss)
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Derivative assets (*1)	Equity and foreign exchange related	~~W~~	1,238	(846)	-	-
	Interest rates related		278	(326)	-	-
Available-for-sale financial assets (*2)	Equity securities		-	-	16,435	(8,229)
		~~W~~	1,516	(1,172)	16,435	(8,229)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	10	(13)	-	-
	Interest rates related		13,820	(13,280)	-	-
		~~W~~	13,830	(13,293)	-	-

			December 31, 2016
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss)
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Derivative assets (*1)	Equity and foreign exchange related	~~W~~	1,652	(1,039)	-	-
	Interest rates related		1,397	(1,488)	-	-
Available-for-sale financial assets (*2)	Equity securities		-	-	12,673	(6,531)
		~~W~~	3,049	(2,527)	12,673	(6,531)
Financial liabilities designated at fair value through profit or loss (*1)	Equity related	~~W~~	1	(1)	-	-
Derivative liabilities (*1)	Equity and foreign exchange related		59	(68)	-	-
	Interest rates related		8,211	(9,424)	-	-
		~~W~~	8,271	(9,493)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlation

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%~1%)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans	The fair value of loans is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.
Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.
Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical.  The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

The fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2017 and 2016 were as follows (continued):

		December 31, 2017
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,749,897	-	-	1,749,897	1,749,897
Due from banks		16,926,471	-	(14,046)	16,912,425	16,912,425
Loans:
Household loans		103,724,329	361,170	(336,134)	103,749,365	103,425,377
Corporate loans		123,835,486	63,780	(1,150,289)	122,748,977	123,254,416
Public and other loans		2,203,307	1,146	(10,135)	2,194,318	2,202,338
Loans to bank		2,961,877	-	(4,054)	2,957,823	2,948,387
Credit card receivables		87,618	-	(5,945)	81,673	87,355
Held-to-maturity financial assets:
Government bonds		9,808,234	-	-	9,808,234	9,812,768
Financial institutions bonds		1,224,816	-	-	1,224,816	1,223,340
Corporate bonds and others		3,789,848	-	-	3,789,848	3,786,215
Other financial assets		9,149,590	(42,434)	(26,252)	9,080,904	9,102,615
	~~W~~	275,461,473	383,662	(1,546,855)	274,298,280	274,505,133
Liabilities
Deposits:
Demand deposits	~~W~~	101,742,731	-	-	101,742,731	101,742,731
Time deposits		125,787,781	-	-	125,787,781	125,659,179
Negotiable certificates of deposits		7,478,278	-	-	7,478,278	7,517,777
Note discount deposits		3,423,459	-	-	3,423,459	3,423,320
CMA (*1)		4,197,146	-	-	4,197,146	4,197,146
Others		24,349	-	-	24,349	24,349
Borrowings:
Call money		561,813	-	-	561,813	561,813
Bill sold		13,605	-	-	13,605	13,580
Bonds sold under repurchase agreements		297,599	-	-	297,599	297,599
Borrowings		13,744,713	(168)	-	13,744,545	13,725,468
Debt securities issued:
Debt securities issued in Korean won		21,587,948	(29,698)	-	21,558,250	21,417,544
Debt securities issued in foreign currencies		3,925,454	(23,277)	-	3,902,177	3,918,403
Other financial liabilities		14,972,891	(2,915)	-	14,969,976	14,942,184
	~~W~~	297,757,767	(56,058)	-	297,701,709	297,441,093

(*1) CMA: Cash management account deposits

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2017 and 2016 were as follows: (continued)

		December 31, 2016
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,763,335	-	-	1,763,335	1,763,335
Due from banks		12,721,790	-	(15,738)	12,706,052	12,706,052
Loans:
Household loans		97,305,741	318,034	(286,220)	97,337,555	98,218,214
Corporate loans		116,475,754	57,587	(1,153,613)	115,379,728	116,028,276
Public and other loans		2,092,423	1,200	(7,683)	2,085,940	2,096,380
Loans to bank		4,625,545	-	(7,653)	4,617,892	4,612,515
Credit card receivables		18,281	-	(715)	17,566	18,202
Held-to-maturity financial assets:
Government bonds		6,826,115	-	-	6,826,115	7,003,549
Financial institutions bonds		891,397	-	-	891,397	895,570
Corporate bonds and others		3,912,758	-	-	3,912,758	3,939,728
Other financial assets		12,015,126	(31,708)	(25,896)	11,957,522	11,979,492
	~~W~~	258,648,265	345,113	(1,497,518)	257,495,860	259,261,313
Liabilities
Deposits:
Demand deposits	~~W~~	92,650,456	-	-	92,650,456	92,650,456
Time deposits		122,858,599	-	-	122,858,599	122,864,014
Negotiable certificates of deposits		6,319,914	-	-	6,319,914	6,343,094
Note discount deposits		4,581,276	-	-	4,581,276	4,581,110
CMA		2,473,048	-	-	2,473,048	2,473,048
Others		26,799	-	-	26,799	26,800
Borrowings:
Call money		807,268	-	-	807,268	807,268
Bill sold		12,427	-	-	12,427	12,407
Bonds sold under repurchase agreements		578,108	-	-	578,108	578,108
Borrowings		12,917,249	(723)	-	12,916,526	12,933,129
Debt securities issued:
Debt securities issued in Korean won		17,259,843	(19,599)	-	17,240,244	17,307,246
Debt securities issued in foreign currencies		4,355,366	(17,180)	-	4,338,186	4,345,499
Other financial liabilities		12,708,705	(2,404)	-	12,706,301	12,683,889
	~~W~~	277,549,058	(39,906)	-	277,509,152	277,606,068

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) The financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statement of financial position as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,749,897	-	-	1,749,897
Due from banks		-	16,912,425	-	16,912,425
Loans:
Household loans		-	-	103,425,377	103,425,377
Corporate loans		-	-	123,254,416	123,254,416
Public and other loans		-	-	2,202,338	2,202,338
Loans to bank		-	848,225	2,100,162	2,948,387
Credit card receivables		-	-	87,355	87,355
Held-to-maturity financial assets:
Government bonds		1,411,506	8,401,262	-	9,812,768
Financial institutions bonds		936,067	287,273	-	1,223,340
Corporate bonds and others		-	3,786,215	-	3,786,215
Other financial assets		-	6,832,567	2,270,048	9,102,615
	~~W~~	4,097,470	37,067,967	233,339,696	274,505,133
Liabilities
Deposits:
Demand deposits	~~W~~	-	101,742,731	-	101,742,731
Time deposits		-	-	125,659,179	125,659,179
Negotiable certificates of deposits		-	-	7,517,777	7,517,777
Note discount deposits		-	-	3,423,320	3,423,320
CMA		-	4,197,146	-	4,197,146
Others		-	-	24,349	24,349
Borrowings:
Call money		-	561,813	-	561,813
Bill sold		-	-	13,580	13,580
Bonds sold under repurchase agreements		-	-	297,599	297,599
Borrowings		-	-	13,725,468	13,725,468
Debt securities issued:
Debt securities issued in Korean won		-	18,877,627	2,539,917	21,417,544
Debt securities issued in foreign currencies		-	3,918,403	-	3,918,403
Other financial liabilities		-	5,642,142	9,300,042	14,942,184
	~~W~~	-	134,939,862	162,501,231	297,441,093

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) The financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statement of financial position as of December 31, 2017 and 2016 were as follows: (continued)

		December 31, 2016
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,763,335	-	-	1,763,335
Due from banks		-	12,706,052	-	12,706,052
Loans:
Household loans		-	-	98,218,214	98,218,214
Corporate loans		-	-	116,028,276	116,028,276
Public and other loans		-	-	2,096,380	2,096,380
Loans to bank		-	2,020,837	2,591,678	4,612,515
Credit card receivables		-	-	18,202	18,202
Held-to-maturity financial assets:
Government bonds		2,017,133	4,986,416	-	7,003,549
Financial institutions bonds		600,846	294,724	-	895,570
Corporate bonds and others		-	3,939,728	-	3,939,728
Other financial assets		-	9,882,608	2,096,884	11,979,492
	~~W~~	4,381,314	33,830,365	221,049,634	259,261,313
Liabilities
Deposits:
Demand deposits	~~W~~	-	92,650,456	-	92,650,456
Time deposits		-	-	122,864,014	122,864,014
Negotiable certificates of deposits		-	-	6,343,094	6,343,094
Note discount deposits		-	-	4,581,110	4,581,110
CMA		-	2,473,048	-	2,473,048
Others		-	-	26,800	26,800
Borrowings:
Call money		-	807,268	-	807,268
Bill sold		-	-	12,407	12,407
Bonds sold under repurchase agreements		-	-	578,108	578,108
Borrowings		-	-	12,933,129	12,933,129
Debt securities issued:
Debt securities issued in Korean won		-	14,867,524	2,439,722	17,307,246
Debt securities issued in foreign currencies		-	4,345,499	-	4,345,499
Other financial liabilities		-	4,741,882	7,942,007	12,683,889
	~~W~~	-	119,885,677	157,720,391	277,606,068

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2017 and 2016 were as follows.

	December 31, 2017
	Type		Fair value (*1)	Valuation technique	Inputs

Level 2	Held-to-maturity financial assets	~~W~~	12,474,750	Discounted cash flow	Discount rate
Level 3	Loans		231,069,648		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,270,048		Discount rate
		~~W~~	245,814,446
Level 2	Debt securities issued	~~W~~	22,796,030	Discounted cash flow	Discount rate
Level 3	Deposits (*1)		135,627,081		Discount rate
	Borrowings (*1)		8,849,302		Discount rate
	Debt securities issued		2,539,917		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		9,300,042		Discount rate
		~~W~~	179,112,372

	December 31, 2016
	Type		Fair value (*1)	Valuation technique	Inputs

Level 2	Held-to-maturity financial assets	~~W~~	9,220,868	Discounted cash flow	Discount rate
Level 3	Loans		218,952,750		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,096,884		Discount rate
		~~W~~	230,270,502
Level 2	Debt securities issued	~~W~~	19,123,023	Discounted cash flow	Discount rate
Level 3	Deposits (*1)		133,251,903		Discount rate
	Borrowings (*1)		7,783,129		Discount rate
	Debt securities issued		2,439,722		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		7,942,007		Discount rate
		~~W~~	170,629,784

(*1)The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(c) Deferred day one profit or loss for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Beginning balance	Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	~~W~~	(12)	-	12	-
Equity swap liabilities		12	-	(12)	-

		2016
		Beginning balance	Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	~~W~~	(39)	-	27	(12)
Equity swap liabilities		38	-	(26)	12

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.  Financial risk management (continued)

4-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost.  The financial instruments measured at fair value or amortized costs were measured in accordance with the Group’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Financial assets at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	16,912,425	-	16,912,425
Trading assets		11,216,398	-	-	-	-	11,216,398
Derivative assets		2,593,867	-	-	-	10,223	2,604,090
Loans		-	-	-	231,732,156	-	231,732,156
Available-for-sale financial assets		-	32,495,541	-	-	-	32,495,541
Held-to-maturity financial assets		-	-	14,822,898	-	-	14,822,898
Other financial assets		-	-	-	9,080,904	-	9,080,904
	~~W~~	13,810,265	32,495,541	14,822,898	257,725,485	10,223	318,864,412

		Trading liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	242,653,744	-	242,653,744
Trading liabilities		434,586	-	-	434,586
Derivative liabilities		2,472,421	-	520,515	2,992,936
Borrowings		-	14,617,562	-	14,617,562
Debt securities issued		-	25,460,427	-	25,460,427
Other financial liabilities		-	14,969,976	-	14,969,976
	~~W~~	2,907,007	297,701,709	520,515	301,129,231

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

		December 31, 2016
		Financial assets at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	12,706,052	-	12,706,052
Trading assets		11,270,758	-	-	-	-	11,270,758
Derivative assets		2,558,552	-	-	-	20,569	2,579,121
Loans		-	-	-	219,438,681	-	219,438,681
Available-for-sale financial assets		-	27,814,583	-	-	-	27,814,583
Held-to-maturity financial assets		-	-	11,630,270	-	-	11,630,270
Other financial assets		-	-	-	11,957,522	-	11,957,522
	~~W~~	13,829,310	27,814,583	11,630,270	244,102,255	20,569	297,396,987

		Trading liabilities	Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	-	228,910,092	-	228,910,092
Trading liabilities		485,995	-	-	-	485,995
Financial liabilities designated at fair value through profit or loss		-	6,282	-	-	6,282
Derivative liabilities		2,448,597	-	-	336,795	2,785,392
Borrowings		-	-	14,314,329	-	14,314,329
Debt securities issued		-	-	21,578,430	-	21,578,430
Other financial liabilities		-	-	12,706,301	-	12,706,301
	~~W~~	2,934,592	6,282	277,509,152	336,795	280,786,821

4.	Financial risk management (continued)

4-4. Measurement of fair value (continued)

(e) Financial instruments income and costs by category for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Interest income (expense)	Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive income (loss)
Trading assets	~~W~~	181,653	8,795	-	(136,955)	53,493	-
Available-for-sale financial assets		487,712	-	(178,228)	266,950	576,434	(131,022)
Held-to-maturity financial assets		355,696	-	-	-	355,696	-
Loans and receivables		7,098,340	164,801	(481,159)	40,511	6,822,493	-
Trading liabilities		-	(96)	-	-	(96)	-
Financial liabilities designated at fair value through profit or loss		-	-	-	(43)	(43)	-
Financial liabilities measured at amortized cost		(3,131,350)	(58)	-	194,559	(2,936,849)	90,727
Net derivatives held for hedging		-	-	-	(200,836)	(200,836)	6,626
	~~W~~	4,992,051	173,442	(659,387)	164,186	4,670,292	(33,669)

		2016
		Interest income (expense)	Fees and commission income	Impairment loss	Others	Total	Other comprehensive income (loss)
Trading assets	~~W~~	168,205	6,782	-	(10,911)	164,076	-
Available-for-sale financial assets		454,557	-	(82,103)	502,541	874,995	(320,496)
Held-to-maturity financial assets		324,128	-	-	-	324,128	-
Loans and receivables		6,749,311	234,039	(656,433)	20,576	6,347,493	-
Trading liabilities		-	(72)	-	-	(72)	-
Financial liabilities designated at fair value through profit or loss		-	-	-	(206)	(206)	-
Financial liabilities measured at amortized cost		(3,192,080)	(120)	-	240,602	(2,951,598)	(59,168)
Net derivatives held for hedging		-	-	-	(250,133)	(250,133)	4,775
	~~W~~	4,504,121	240,629	(738,536)	502,469	4,508,683	(374,889)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

4.	Financial risk management (continued)

4-5. Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk.  Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well.  For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning in December 1, 2013.  Under these regulations, all domestic banks including the Group were required to maintain a capital adequacy ratio of 8% or above and report whether the Group meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a)	Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b)	Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

The capital adequacy ratio of the Group is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets.  Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards.  It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not.  The Group manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2017 and 2016 were as follows:

Category		December 31, 2017	December 31, 2016
Capital:
Common equity Tier 1 capital	~~W~~	20,891,478	19,913,369
Additional Tier 1 capital		669,927	472,121
Tier 1 capital		21,561,405	20,385,490
Tier 2 capital		3,829,348	3,953,215
	~~W~~	25,390,753	24,338,705

Risk-weighted assets
Credit risk-weighted assets (*1)	~~W~~	146,784,021	139,364,140
Market risk-weighted assets		6,802,866	6,452,075
Operating risk-weighted assets		9,287,919	9,211,163
	~~W~~	162,874,806	155,027,378

Capital adequacy ratio:
Common equity Tier 1 capital ratio		12.83%	12.85%
Tier 1 capital ratio		13.24%	13.15%
Tier 2 capital ratio		2.35%	2.55%
Total capital ratio		15.59%	15.70%

(*1) Insufficient capital under capital floor is included in credit risk-weighted assets.

Pursuant to related regulations, the Group shall maintain the total capital ratio at 8.0% or above, Tier 1 capital ratio at 6.0% or above and common equity capital ratio at 4.5% or above.  In 2016, the minimum regulatory BIS capital requirement to be met by 2019 was raised to 14% due to the enforcement of Basel III capital regulations.  This is due to the additions of capital conservation buffer (2.5%), additional capital buffer for Domestic Systemically Important Bank (“D-SIB”) (1.0%) and countercyclical capital buffer (2.5%) to the existing minimum capital ratio of 8.0%.  Capital conservation buffer and additional capital buffer for D-SIB will be adjusted upwards by 25% per year through 2019 based on transitional arrangements.  The addition of countercyclical capital buffer can be used up to a maximum of the buffer rate of 2.5% in a period of excess aggregate credit growth.  The minimum regulatory BIS capital ratio to be complied with as of the end of 2017 is 9.75%, which is due to the increases of 1.25% for capital conservation buffer, 0.5% for additional capital buffer for D-SIB, and 0% for countercyclical capital buffer, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-6. Transaction as a transfer of financial instrument

(a) Transfers financial assets that were not derecognized

i) Bonds sold under repurchase agreements as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Transferred asset:
Available-for-sale financial assets	~~W~~	147,562	223,790
Held-to-maturity financial assets		615,352	489,204
	~~W~~	762,914	712,994
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	297,599	578,108

ii) Securities loaned as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016	Lender
Government bonds	~~W~~	278,956	40,186	Korea Securities Finance Corp., Korea Securities Depository.
Financial institutions bonds		319,580	260,014	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	598,536	300,200

(b) Financial instruments that were qualified for derecognition but under continuing involvement.

There are no financial assets that meets the conditions of derecognition and in which the Group has continuing involvement as of December 31, 2017 and 2016.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,598,157	-	2,598,157	5,488,818	271,805	1,054,938
Other financial assets (*1)		4,217,404	-	4,217,404
Bonds sold under repurchase agreements related collateral of securities (*2)		434,631	-	434,631	297,599	-	137,032
Bonds purchased under resale agreement (Loans) (*2)		3,421,457	-	3,421,457	3,421,457	-	-
Securities lent (*2)		598,536	-	598,536	598,536	-	-
Domestic exchange settlements receivables (*3)		33,071,878	30,199,944	2,871,934	-	-	2,871,934
Receivables from disposal of securities, etc. (*4)		15,567	1,152	14,415	-	-	14,415
	~~W~~	44,357,630	30,201,096	14,156,534	9,806,410	271,805	4,078,319
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,954,649	-	2,954,649	5,553,780	-	1,060,514
Other financial liabilities (*1)		3,659,645	-	3,659,645
Bonds sold under repurchase agreements Borrowings) (*2)		297,599	-	297,599	297,599	-	-
Domestic exchange settlement payables (*3)		31,883,393	30,199,944	1,683,449	1,683,449	-	-
Payable from purchase of securities, etc. (*4)		1,519	1,152	367	326	-	41
	~~W~~	38,796,805	30,201,096	8,595,709	7,535,154	-	1,060,555

(*1)

The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)

The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4)  Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of 'Central Counter Party (“CCP”) system' is included in the amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

4.	Financial risk management (continued)

4-7. Offsetting financial assets and financial liabilities (continued)

		December 31, 2016
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,569,683	-	2,569,683	4,950,273	287,143	1,378,112
Other financial assets (*1)		4,045,845	-	4,045,845
Bonds sold under repurchase agreements related collateral of securities (*2)		712,994	-	712,994	578,108	-	134,886
Bonds purchased under resale agreement (Loans) (*2)		3,475,156	-	3,475,156	3,475,156	-	-
Securities lent (*2)		300,200	-	300,200	300,200	-	-
Domestic exchange settlements receivables (*3)		30,365,320	24,299,035	6,066,285	-	-	6,066,285
Receivables from disposal of securities, etc. (*4)		1,891	494	1,397	-	-	1,397
	~~W~~	41,471,089	24,299,529	17,171,560	9,303,737	287,143	7,580,680
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,774,650	-	2,774,650	4,950,273	467,195	1,011,154
Other financial liabilities (*1)		3,653,972	-	3,653,972
Bonds sold under repurchase agreements Borrowings) (*2)		578,108	-	578,108	578,108	-	-
Domestic exchange settlement payables (*3)		25,219,267	24,299,035	920,232	920,232	-	-
Payable from purchase of Securities, etc. (*4)		499	494	5	5	-	-
	~~W~~	32,226,496	24,299,529	7,926,967	6,448,618	467,195	1,011,154

(*1)

The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)

The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4)  Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of 'Central CounterParty (“CCP”) system' is included in the amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

5.	Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Group is subject to tax laws from various countries.  In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes a provision for guarantees and unused loan commitments.  The accuracy of provisions of credit losses is determined by the methodology and assumptions used for expected cash flows for individually assessed allowances and collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.  Other significant assumptions related to defined benefit obligations are based on current market situations.

(e) Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired.  In general, the Group considers the decline in the fair value of more than 30% against the original cost as a “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Operating segments

(a) The general descriptions of the Group’s operating segments as of December 31, 2017 and 2016 were as follows:

The Group has four reportable segments which are strategic business units.  Each of these segments is providing different services and managed separately.

Description	Area of business
Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools.

Corporate banking	Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking.

International group	Supervision of overseas subsidiaries and branch operations and other international businesses.

Others	Treasury management, trading of securities and derivatives, administration of bank operations and merchant banking account.

(b) The following table provides information of financial performance of each reportable operating segment for the years ended December 31, 2017 and 2016.

		2017
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total

Net interest income (expense)	~~W~~	2,823,851	1,418,209	462,686	290,274	(2,969)	4,992,051
Net fees and commission income (expense)		495,188	351,626	89,933	57,133	(2,805)	991,075
Net other expense (*1)		(2,296,934)	(619,909)	(133,484)	(706,532)	(21,904)	(3,778,763)
Operating income (expense)		1,022,105	1,149,926	419,135	(359,125)	(27,678)	2,204,363
Net non-operating income (expenses)		1,774	1,970	1,046	(45,173)	(7,539)	(47,922)
Share of profit of associates		-	-	-	-	1,306	1,306
Profit (loss) before income tax		1,023,879	1,151,896	420,181	(404,298)	(33,911)	2,157,747
Income tax expense		(140,915)	(165,589)	(85,320)	(47,971)	(6,719)	(446,514)
Profit (loss) for the year	~~W~~	882,964	986,307	334,861	(452,269)	(40,630)	1,711,233
Attributable to:
Equity holder of the Bank	~~W~~	882,964	986,307	334,861	(452,269)	(40,871)	1,710,992
Non-controlling interests		-	-	-	-	241	241
	~~W~~	882,964	986,307	334,861	(452,269)	(40,630)	1,711,233

(*1) Effects of hedging on net investments in foreign operations are included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Operating segments (continued)

(b) The following table provides information of financial performance of each reportable operating segment for the years ended December 31, 2017 and 2016. (continued)

		2016
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total

Net interest income (expense)	~~W~~	2,753,459	1,110,564	365,800	274,423	(125)	4,504,121
Net fees and commission income (expense)		517,334	283,403	74,309	11,095	(1,643)	884,498
Net other income (expense) (*1)		(2,512,298)	(642,609)	(251,063)	(41,791)	18,120	(3,429,641)
Operating income		758,495	751,358	189,046	243,727	16,352	1,958,978
Net non-operating income (expenses)		11,448	4,544	(1,179)	71,279	(24,961)	61,131
Share of profit of associates		-	-	-	-	8,615	8,615
Profit (loss) before income tax		769,943	755,902	187,867	315,006	6	2,028,724
Income tax expense		(11,840)	(13,198)	(58,135)	(4,912)	(18)	(88,103)
Profit (loss) for the year	~~W~~	758,103	742,704	129,732	310,094	(12)	1,940,621
Attributable to:
Equity holder of the Bank	~~W~~	758,103	742,704	129,732	310,094	(377)	1,940,256
Non-controlling interests		-	-	-	-	365	365
	~~W~~	758,103	742,704	129,732	310,094	(12)	1,940,621

(*1) Effects of hedging on net investments in foreign operations are included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

6.	Operating segments (continued)

(c) The following table provides information of net interest income of each reportable operating segment from external consumers and net interest income (expenses) between operating segments for the years ended December 31, 2017 and 2016.

		2017
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	~~W~~	2,883,406	1,208,508	497,506	402,631	-	4,992,051
Net interest income (expenses) between operating segments		(59,555)	209,701	(34,820)	(112,357)	(2,969)	-

		2016
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	~~W~~	2,927,414	885,938	394,061	296,708	-	4,504,121
Net interest income (expenses) between operating segments		(173,955)	224,626	(28,261)	(22,285)	(125)	-

(d) Financial information of geographical area

i) The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2017 and 2016.

		Operating revenue		Operating expenses		Operating income
		2017	2016	2017	2016	2017	2016
Domestic	~~W~~	20,083,129	15,718,353	18,226,009	14,015,643	1,857,120	1,702,710
Overseas		1,157,064	953,984	809,821	697,716	347,243	256,268
	~~W~~	21,240,193	16,672,337	19,035,830	14,713,359	2,204,363	1,958,978

ii) The following table provides information of non-current assets by geographical area as of December 31, 2017 and 2016.

		December 31, 2017 (*1)	December 31, 2016 (*1)
Domestic	~~W~~	2,767,584	2,836,506
Overseas		184,814	142,765
	~~W~~	2,952,398	2,979,271

(*1) Non-current assets as of December 31, 2017 and 2016 include property and equipment, intangible assets and investment properties.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

7.  Cash and due from banks

(a) Cash and due from banks as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Cash	~~W~~	1,749,897	1,763,335

Deposits in won:
Reserve deposits		8,503,968	2,718,354
Others		1,869,847	3,767,363
		10,373,815	6,485,717
Deposits in foreign currencies:
Deposits		4,056,086	3,784,019
Time deposits		2,233,200	2,370,700
Others		263,370	81,354
		6,552,656	6,236,073

Allowance for impairment		(14,046)	(15,738)
	~~W~~	18,662,322	14,469,387

(b) Restricted due from banks as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deposits in won:
Reserve deposits	~~W~~	8,503,968	2,718,354
Others		1,841,602	3,754,358
		10,345,570	6,472,712
Deposits in foreign currencies:
Deposits		741,175	1,013,342
Time deposits		26,517	20,545
Others		4,031	725
		771,723	1,034,612
	~~W~~	11,117,293	7,507,324

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

8.	Trading assets

Trading assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Debt securities:
Government bonds	~~W~~	855,848	1,040,648
Financial institution bonds		2,301,848	2,067,814
Corporate bonds		1,483,933	1,291,174
Bills bought		2,677,766	3,016,745
CMA		3,157,475	1,793,312
Other		29,488	19,851
		10,506,358	9,229,544
Equity securities:
Stocks		83,928	70,097
Beneficiary certificates		436,815	1,723,272
		520,743	1,793,369
Other:
Gold/silver deposits		189,297	247,845
	~~W~~	11,216,398	11,270,758

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

9.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016

Foreign currency related
Over the counter:
Currency forwards	~~W~~	86,940,859	82,556,281
Currency swaps		29,689,979	27,268,230
Currency options		1,156,619	1,205,825
		117,787,457	111,030,336
Exchange traded:
Currency futures		48,213	70,093
		117,835,670	111,100,429
Interest rates related
Over the counter:
Interest rate swaps		26,310,593	32,028,409
Interest rate options		-	750,000
		26,310,593	32,778,409
Exchange traded:
Interest rate futures		400,159	346,947
Interest rate swaps (*1)		30,158,662	22,141,755
		30,558,821	22,488,702
		56,869,414	55,267,111
Equity related
Over the counter:
Equity swaps		-	6,509
Equity options		426,915	563,454
		426,915	569,963
Exchange traded:
Equity futures		5,871	2,080
Equity options		27,815	-
		33,686	2,080
		460,601	572,043
Commodity related
Over the counter:
Commodity forwards		128,955	193,066
Commodity options		-	539
		128,955	193,605
Hedge
Fair value hedge:
Interest rate swaps		7,948,422	7,491,505
Net investment hedge:
Currency forwards		214,280	241,700
		8,162,702	7,733,205
	~~W~~	183,457,342	174,866,393

(*1) The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ system.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

9.	Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2017 and 2016 were as follows:

		December 31, 2017		December 31, 2016
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,597,789	1,433,300	1,580,696	1,416,071
Currency swaps		830,658	864,623	705,350	754,387
Currency options		11,601	12,070	11,860	9,422
		2,440,048	2,309,993	2,297,906	2,179,880
Interest rates related
Over the counter:
Interest rate swaps		148,685	160,828	249,395	246,508
Interest rate options		-	-	7,154	5,133
		148,685	160,828	256,549	251,641
Equity related
Over the counter:
Equity swaps		-	-	44	19
Equity options		4,444	1,545	3,317	4,065
		4,444	1,545	3,361	4,084
Exchange traded:
Equity options		33	55	-	-
		4,477	1,600	3,361	4,084
Commodity related
Over the counter:
Commodity forwards		657	-	715	12,971
Commodity options		-	-	21	21
		657	-	736	12,992
Hedge
Fair value hedge:
Interest rate swaps		8,433	518,948	15,185	333,651
Net investment hedge:
Currency forwards		1,790	1,567	5,384	3,144
		10,223	520,515	20,569	336,795
	~~W~~	2,604,090	2,992,936	2,579,121	2,785,392

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

9.	Derivatives (continued)

(c) Net gain (loss) on valuation of derivatives for the years ended December 31, 2017 and 2016 were as follows:

		2017		2016
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	1,564,305	1,578,777	1,294,171	1,405,389
Currency swaps		1,289,089	1,215,008	561,504	536,947
Currency options		12,574	6,906	14,383	4,761
		2,865,968	2,800,691	1,870,058	1,947,097
Interest rates related
Over the counter:
Interest rate swaps		124,250	136,690	125,087	117,001
Interest rate options		-	-	997	1,618
		124,250	136,690	126,084	118,619
Equity related
Over the counter:
Equity swaps		-	-	90	-
Equity options		2,026	1,426	755	2,099
		2,026	1,426	845	2,099
Exchange traded:
Equity options		65	5	-	-
		2,091	1,431	845	2,099
Commodity related
Over the counter:
Commodity forwards		657	-	715	12,971
Commodity options		-	-	5	4
		657	-	720	12,975
Hedge
Fair value hedge:
Interest rate swaps		38,958	246,661	15,697	256,069
Net investment hedge:
Currency forwards		3,580	4,232	-	2,535
		42,538	250,893	15,697	258,604
	~~W~~	3,035,504	3,189,705	2,013,404	2,339,394

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

9.	Derivatives (continued)

(d) Gain or loss on fair value hedges for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016

Hedged items	~~W~~	193,090	237,112
Hedging instruments		(200,836)	(250,133)
	~~W~~	(7,746)	(13,021)

(e) Hedge of net investment in foreign operations

For some of net investments in foreign operations, the hedge accounting is applied.  The gain or loss on the hedging instruments which is reflected to overseas operations translation for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Borrowings in foreign currency	~~W~~	82,565	(23,441)
Debt securities issued in foreign currency		8,162	(35,727)
Currency forwards		6,626	4,775
	~~W~~	97,353	(54,393)

10.	Loans

(a) Details of loans as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Household loans	~~W~~	103,724,329	97,305,741
Corporate loans		123,835,486	116,475,754
Public and other loans		2,203,307	2,092,423
Loans to banks		2,961,877	4,625,545
Credit card receivables		87,618	18,281
		232,812,617	220,517,744
Deferred loan origination costs and fees		426,096	376,821
		233,238,713	220,894,565
Allowance for impairment		(1,506,557)	(1,455,884)
	~~W~~	231,732,156	219,438,681

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

10.	Loans (continued)

(b) Changes in allowance for impairment for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Due from banks	Loans
			Household	Corporate	Others	Other assets	Total
Beginning balance	~~W~~	15,738	286,220	1,153,613	16,051	25,896	1,497,518
Provision for (reversal of) allowance		(1,692)	137,754	339,452	5,015	630	481,159
Write-offs		-	(126,906)	(242,739)	(565)	(388)	(370,598)
Effect of discounting		-	-	(17,483)	-	-	(17,483)
Allowance related to loans transferred		-	(2,042)	(58,299)	(402)	-	(60,743)
Recoveries		-	41,108	74,446	35	493	116,082
Others (*1)		-	-	(98,701)	-	(379)	(99,080)
Ending balance	~~W~~	14,046	336,134	1,150,289	20,134	26,252	1,546,855

		2016
		Due from banks	Loans
			Household	Corporate	Others	Other assets	Total
Beginning balance	~~W~~	12,836	247,741	1,204,355	18,422	41,750	1,525,104
Provision for (reversal of) allowance		2,902	129,113	542,883	(1,761)	(16,704)	656,433
Write-offs		-	(119,770)	(642,105)	(558)	(582)	(763,015)
Effect of discounting		-	-	(24,167)	-	-	(24,167)
Allowance related to loans transferred		-	(2,731)	(37,703)	(95)	-	(40,529)
Recoveries		-	31,867	114,802	43	1,348	148,060
Others (*1)		-	-	(4,452)	-	84	(4,368)
Ending balance	~~W~~	15,738	286,220	1,153,613	16,051	25,896	1,497,518

(*1) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

(c) Changes in deferred loan origination costs for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Beginning balance	~~W~~	376,821	342,684
Loan origination		214,996	217,907
Amortization		(165,721)	(183,770)
Ending balance	~~W~~	426,096	376,821

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

11.	Available-for-sale financial assets and held-to-maturity financial assets

(a) Details of available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	6,074,937	3,601,179
Financial institutions bonds		15,777,732	15,048,027
Corporate bonds		8,094,699	6,618,509
Others		11,801	13,043
		29,959,169	25,280,758
Equity securities (*1):
Stocks		600,523	1,032,813
Equity investments		275,653	253,795
Beneficiary certificates		1,660,196	1,207,415
Others		-	39,802
		2,536,372	2,533,825
	~~W~~	32,495,541	27,814,583
Held-to-maturity financial assets:
Debt securities:
Government bonds	~~W~~	9,808,234	6,826,115
Financial institutions bonds		1,224,816	891,397
Corporate bonds		3,789,848	3,912,758
	~~W~~	14,822,898	11,630,270

(*1) Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably were recorded at cost of ~~W~~28,300 million, ~~W~~26,989 million as of December 31, 2017 and 2016, respectively.

(b) Gain and loss on sale of available-for-sale financial assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Gain on sale of available-for-sale financial assets	~~W~~	217,585	439,740
Loss on sale of available-for-sale financial assets		(21,740)	(28,310)
	~~W~~	195,845	411,430

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

12.	Property and equipment

(a) Details of property and equipment as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,260,239	-	1,260,239
Buildings(*1)		845,742	(240,439)	605,303
Others		1,316,225	(1,125,892)	190,333
	~~W~~	3,422,206	(1,366,331)	2,055,875

(*1) W666 million of government subsidy was deducted from book value.

		December 31, 2016
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,203,810	-	1,203,810
Buildings(*2)		825,503	(193,978)	631,525
Others		1,370,795	(1,162,571)	208,224
	~~W~~	3,400,108	(1,356,549)	2,043,559

(*2) W300 million of government subsidy was deducted from book value.

(b) Changes in property and equipment for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,203,810	631,525	208,224	2,043,559
Acquisitions (*1)(*2)(*3)		1,460	22,938	62,371	86,769
Disposals and write-off (*4)		(5,487)	(357)	(2,146)	(7,990)
Depreciation		-	(38,616)	(81,458)	(120,074)
Amounts transferred from (to) investment property		62,456	(5,392)	-	57,064
Amounts transferred to non-current assets held for sale		(1,815)	(3,521)	-	(5,336)
Effects of foreign currency movements		(185)	(1,274)	3,342	1,883
Ending balance	~~W~~	1,260,239	605,303	190,333	2,055,875

(*1) ~~W~~14,285 million transferred from construction-in progress was included.

(*2) ~~W~~1,761 million of provision for the asset retirement related to newly acquired assets was included.

(*3) ~~W~~538 million from acquisition of retail business of ANZ Vietnam was included. (Note 46)

(*4) ~~W~~847 million of write-off was included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

12.	Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2017 and 2016 were as follows (continued):

		2016
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,145,236	638,619	219,630	2,003,485
Acquisitions (*1)(*2)		-	17,068	79,425	96,493
Disposals and write-off (*3)		(472)	(217)	(1,944)	(2,633)
Depreciation		-	(29,558)	(91,008)	(120,566)
Amounts transferred from investment properties		58,478	4,443	-	62,921
Amounts transferred from non-current assets held for sale		410	1	-	411
Effects of foreign currency movements		158	1,169	2,121	3,448
Ending balance	~~W~~	1,203,810	631,525	208,224	2,043,559

(*1) ~~W~~15,405 million transferred from construction-in progress was included.

(*2) ~~W~~1,803 million of provision for the asset retirement related to newly acquired assets was included.

(*4) ~~W~~927 million of write-off was included.

(c) Insured assets and liability insurance as of December 31, 2017 were as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Property insurance	Real estate & movable properties for business purpose		933,239	Samsung Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	Hyundai Marine & Fire Insurance Co., Ltd., etc.
Compensation liability insurance for electronic financial transaction	-		2,000	Lotte Non-Life Insurance Co., Ltd.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	1,076,739

Besides the insurances listed above, the Group also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

13.	Intangible assets

(a) Changes in intangible assets for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Goodwill	Software	Development cost	Memberships	Other	Total
Beginning balance	~~W~~	45,175	60,113	32,162	46,833	76,283	260,566
Acquisitions (*1)(*2)		42,103	13,171	22,904	4,977	39,726	122,881
Disposals		-	-	-	(4,788)	(245)	(5,033)
Amortization (*3)		-	(24,564)	(11,649)	-	(44,237)	(80,450)
Effects of foreign currency movements		-	397	-	(107)	(27)	263
Ending balance	~~W~~	87,278	49,117	43,417	46,915	71,500	298,227

(*1) Goodwill was incurred as a result of acquisition of ANZ Vietnam retail business. (Note 46)

(*2) ~~W~~5,061 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*3) ~~W~~41,570 million among amortization cost of other intangible assets was included in other operating expenses.

		2016
		Goodwill	Software	Development cost	Memberships	Other	Total
Beginning balance	~~W~~	45,175	65,971	29,607	47,512	118,401	306,666
Acquisitions (*1)		-	19,720	13,716	788	5,653	39,877
Disposals		-	-	-	(1,344)	(67)	(1,411)
Impairment (*2)		-	-	-	(98)	-	(98)
Amortization (*3)		-	(25,917)	(11,161)	-	(47,779)	(84,857)
Effects of foreign currency movements		-	339	-	(25)	75	389
Ending balance	~~W~~	45,175	60,113	32,162	46,833	76,283	260,566

(*1) ~~W~~2,825 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*2) Memberships are intangible assets with indefinite useful lives, which consist of golf and resort memberships.  The Group recognizes an impairment loss when the carrying amount is less than the quoted price in the relevant markets.

(*3) ~~W~~45,006 million among amortization cost of other intangible assets was included in other operating expenses.

(b) Goodwill

i) The carrying amounts of goodwill allocated to each Cash-Generating Unit (“CGU”) as of December 31, 2017 and 2016 were as follows:

CGU		December 31, 2017		December 31, 2016
PT Bank Shinhan Indonesia (*1)	~~W~~	45,175	~~W~~	45,175
Shinhan Bank Vietnam Ltd. (*2)		42,103
	~~W~~	87,278	~~W~~	45,175

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

13.	Intangible assets (continued)

(b) Goodwill (continued)

(*1) On December 6, 2016, PT Bank Shinhan Indonesia merged PT Centratama Nasional Bank, a former subsidiary of the Bank.  The name of the company after merger is 'PT Bank Shinhan Indonesia.'

(*2) On December 17, 2017, Shinhan Bank Vietnam Ltd. acquired the retail business of ANZ Vietnam in an effort to increase business competitiveness and a synergy effect in the banking business in Vietnam.  As of December 31, 2017, management was in the process of performing identification of intangible assets and valuation of identifiable assets and liabilities for allocation of acquisition costs.  As a result, goodwill is subject to change by the results of identification of intangible assets and valuation of identifiable assets and liabilities.

ii) Impairment test

The recoverable amounts of CGUs are determined on the basis of value-in-use calculations using discounted cash flow (DCF) model.

Management plans to perform an impairment test on goodwill of Shinhan Bank Vietnam Ltd. in 2018 after the completion of valuation of identifiable assets and liabilities.  Impairment test results on goodwill of PT Bank Shinhan Indonesia were as follows:

ⓐ Valuation date and projection period

The recoverable amounts are measured as of June 30, 2017.  The projection period used in value-in-use calculations is 9.5 years (July 2017 through December 2026) considering synergy effect of business combinations and the value-in-use after projection period is estimated on the assumption that the future cash flows will increase by perpetuity growth rate for every year.

ⓑ Discount rate and perpetuity growth rate

The discount rate reflects required rate of return and cost of capital regarding risk-free interest rate, market risk premium and the systemic risk of the Group.

The perpetuity growth rate is estimated based on the inflation rate. The details of discount rate and perpetuity growth rate used in measuring CGUs were as follows:

Discount rate	Permanent growth rate
12.20%	3.40%

ⓒ The key assumption of recovering amount of CGUs are rate of consumer price index (CPI) and scale of market and market share of PT Bank Shinhan Indonesia.

(iii) The carrying amounts and recoverable amounts of the CGUs to which goodwill has been allocated as of June 30, 2017 were as follows:

		PT Bank Shinhan Indonesia
Recoverable amount	~~W~~	477,187
Carrying amount		428,641
Recoverable amount in excess of carrying amount	~~W~~	48,546

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates

(a)	Investments in associates as of December 31, 2017 and 2016 were as follows:

			Ownership (%)
Investees	Location	Reporting date	December 31, 2017	December 31, 2016
Aju Capital Co., Ltd. (*1)	Korea	-	-	12.85
Cardif Life Insurance Co., Ltd. (*2)(*3)	Korea	September 30	14.99	14.99
Pohang TechnoPark 2PFV (*1)	Korea	-	-	14.90
Daewontos Co., Ltd. (*4)(*5)	Korea	December 31	36.33	36.33
Inhee Co., Ltd. (*2)(*4)	Korea	September 30	15.36	15.36
DAEGY Electrical Construction Co., Ltd. (*2)(*4)	Korea	September 30	27.45	27.45
YEONWOONG SYSTEM (*4)	Korea	December 31	21.77	21.77
DOODOO LOGITECH (*2)(*4)	Korea	September 30	27.96	27.96
Neoplux Co., Ltd. (*2)	Korea	September 30	33.33	33.33
EQP Global Energy Infrastructure Private Equity Fund (*1)	Korea	-	-	22.64
JAEYOUNG SOLUTEC CO., LTD. (*2)(*4)(*6)	Korea	September 30	9.61	10.45
Partners 4th Growth Investment Fund (*2)	Korea	September 30	25.00	25.00
PSA 1st Fintech Private Equity Fund (*1)	Korea	-	-	20.00
KTB Newlake Global Healthcare PEF (*2)	Korea	September 30	20.00	20.00
Jaeyang Industry (*4)(*5)	Korea	March 31	25.90	25.90
Tigris-Aurum Fund1 (*2)	Korea	September 30	27.27	27.27
Treenkid (*7)	Korea	-	-	23.72
Chungyoung INC. (*4)(*5)	Korea	June 30	18.94	18.94
Semantic (*7)	Korea	-	-	19.25
DAEKWANG SEMICONDUCTOR Co., Ltd. (*4)(*5)	Korea	June 30	20.94	20.94
Branbuil Co., Ltd. (*4)(*5)	Korea	December 31	15.53	15.53
Songrim Co., Ltd. (*2)(*4)	Korea	September 30	35.34	-
Taihan Industrial System Co., Ltd. (*2)(*4)	Korea	September 30	28.29	-
ICSF (The Korea’s Information Center for Savings & Finance) (*8)	Korea	December 31	32.26	-
Shinhan-Albatross Technology Investment Fund (*8)	Korea	December 31	33.33	-
Loggia (*2)(*4)	Korea	September 30	16.29	-
Quantum-Nvestor Fund No.1 (*2)(*8)	Korea	September 30	16.67	-
Lodestone 1st Private Equity Fund (*2) (*8)	Korea	September 30	17.38	-
Miraeequity-Incus Venture Business Fund No.4 (*2)(*8)	Korea	September 30	23.53	-
LB Technology Fund 1 (*2)(*8)	Korea	September 30	18.52	-
Shinhan-Neoplux Energy Newbiz Fund (*2)(*8)	Korea	September 30	23.33	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(a)	Investments in associates as of December 31, 2017 and 2016 were as follows (continued):

(*1)	These investees were sold and excluded from associates during the year ended December 31, 2017.

(*2) Financial statements as of September 30, 2017 were used for the equity method accounting since the financial statements as of December 31, 2017 were not available.  Significant trades and events occurred within the period were properly reflected.

(*3)

Although the ownership interest in Cardif Life Insurance Co., Ltd. was less than 15%, the Group used the equity method accounting as the Group has significant influence over the investee through significant operating transactions.

(*4)

The shares of the investees were acquired by debt-equity swap.  The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*5) The latest financial statements available were used for the equity method accounting since the financial statements as of December 31, 2017 were not available.  Significant trades and events occurred within the period were properly reflected.

(*6) Although the ownership interests in JAEYOUNG SOLUTEC CO., LTD. were less than 15%, the Group used the equity method accounting as the investee should consult with the Group when the investee decides major management decision such as dividends, business planning or business transfer.

(*7)	The associates were excluded from associates due to filing for bankruptcy during the year ended December 31, 2017.

(*8) The Group newly acquired these associates during the year ended December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2017 and 2016 were as follows:

		2017
Associates		Acqui-sition cost	Beginning balance	Acqui-sition (redemp-tion)	Gain (loss) from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Impair-ment loss	Ending balance
Aju Capital Co., Ltd.	~~W~~	36,971	40,836	(62,507)	22,748	438	334	(1,849)	-	-
Cardif Life Insurance Co., Ltd.		35,279	60,268	-	-	3,663	(11,024)	(255)	-	52,652
Pohang TechnoPark 2PFV		4,470	1,975	(4,470)	2,472	-	23	-	-	-
Daewontos Co., Ltd.		-	-	-	-	-	-	-	-	-
Inhee Co., Ltd.		-	215	-	-	(10)	-	-	-	205
DAEGY Electrical Construction Co., Ltd.		-	128	-	-	(19)	-	-	-	109
YEONWOONG SYSTEM		-	77	-	-	-	-	-	-	77
DOODOO LOGITECH		-	247	-	-	(84)	-	-	-	163
Neoplux Co., Ltd.		13,068	7,526	5,400	-	1,564	490	(1,510)	-	13,470
EQP Global Energy Infrastructure Private Equity Fund		280	-	(280)	280	-	-	-	-	-
JAEYOUNG SOLUTEC CO., LTD. (*1)		6,238	5,736	-	-	(2,009)	121	-	-	3,848
Partners 4th Growth Investment Fund		14,100	4,555	9,220	-	(385)	-	-	-	13,390
PSA 1st Fintech Private Equity Fund		2,000	1,965	(2,000)	211	(38)	-	(138)	-	-
KTB Newlake Global Healthcare PEF		162	779	1,134	-	(144)	-	-	-	1,769
Jaeyang Industry		-	-	-	-	-	-	-	-	-
Tigris-Aurum Fund1		1,500	1,481	-	-	(45)	-	-	-	1,436
Treenkid		92	79	-	(79)	-	-	-	-	-
Chungyoung INC.		-	-	-	-	-	-	-	-	-
Semantic		249	249	-	213	(462)	-	-	-	-
DAEKWANG SEMICON DUCTOR Co., Ltd.		4,776	4,777	-	-	(952)	-	-	-	3,825
Branbuil Co., Ltd.		183	-	-	-	-	-	-	-	-
Songrim Co., Ltd.		11	-	11	-	37	-	-	-	48
Taihan Industrial System Co., Ltd.		-	-	-	-	-	-	-	-	-
ICSF(The Korea’s Information Center for Savings & Finance)		300	-	300	-	-	-	-	(144)	156
Shinhan-Albatross Technology Investment Fund		2,000	-	2,000	-	(218)	-	-	-	1,782
Loggia		37	-	37	-	(11)	-	-	-	26
Quantum-Nvestor Fund No.1		1,000	-	1,000	-	(7)	-	-	-	993

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2017 and 2016 were as follows: (continued)

			2017
Associates		Acqui-sition cost	Beginning balance	Acqui-sition (redemp-tion)	Gain (loss) from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Impair-ment loss	Ending balance
Lodestone 1st Private Equity Fund		2,000	-	2,000	-	(8)	(1)	-	-	1,991
Miraeequity-Incus Venture Business Fund No.4		2,000	-	2,000	-	(4)	-	-	-	1,996
LB Technology Fund 1		1,000	-	1,000	-	-	-	-	-	1,000
Shinhan-Neoplux Energy Newbiz Fund		1,400	-	1,400	-	-	-	-	-	1,400
	~~W~~	129,116	130,893	(43,755)	25,845	1,306	(10,057)	(3,752)	(144)	100,336

(*1) The market value of the investments in associates was ~~W~~6,826 million as of December 28, 2017 based on the quoted market price.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2017 and 2016 were as follows:

		2016
Associates		Acquisition cost	Beginning balance	Acquisition (redemption)	Gain from disposal	Share of profit (loss) of associates	Share of other comprehensive income (loss) of associates	Dividends received	Ending balance
Aju Capital Co., Ltd. (*1)	~~W~~	36,971	34,444	-	-	9,038	(58)	(2,588)	40,836
Cardif Life Insurance Co., Ltd.		35,279	57,356	-	-	(2,516)	5,428	-	60,268
UAMCO., Ltd.		85,050	125,822	(102,775)	909	2,882	123	(26,961)	-
Pohang TechnoPark 2PFV		4,470	1,976	-	-	(1)	-	-	1,975
Daewontos Co., Ltd.		-	-	-	-	-	-	-	-
Inhee Co., Ltd.		-	254	-	-	(39)	-	-	215
DAEGY Electrical Construction., Ltd.		-	149	-	-	(21)	-	-	128
Kukdong Engineering & Construction Co., Ltd.		9,092	-	-	3,478	-	(3,478)	-	-
YEONWOONG SYSTEM		-	106	-	-	(29)	-	-	77
DOODOO LOGITECH		-	384	-	-	(137)	-	-	247
Neoplux Co., Ltd.		7,668	1,993	5,668	-	765	-	(900)	7,526
EQP Global Energy Infrastructure Private Equity Fund		280	-	105	-	(105)	-	-	-
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	6,238	-	-	(504)	2	-	5,736
Partners 4th Growth Investment Fund		4,880	1,800	3,080	-	(325)	-	-	4,555
PSA 1st Fintech Private Equity Fund		2,000	2,000	-	-	(35)	-	-	1,965
KTB Newlake Global Healthcare PEF		162	-	922	-	(143)	-	-	779
Jaeyang Industry		-	-	-	-	-	-	-	-
Tigris-Aurum Fund1		1,500	-	1,500	-	(19)	-	-	1,481
Treenkid		92	-	92	-	(13)	-	-	79
Chungyoung INC.		-	-	-	-	-	-	-	-
Semantic		249	-	249	-	-	-	-	249
DAEKWANG SEMICON DUCTOR Co., Ltd.		4,776	-	4,777	-	-	-	-	4,777
Branbuil Co., Ltd.		183	-	183	-	(183)	-	-	-
	~~W~~	198,890	232,522	(86,199)	4,387	8,615	2,017	(30,449)	130,893

(*1) The market value of the investments in associates was ~~W~~51,543 million as of December 29, 2016 based on the quoted market price.

(*2) The market value of the investments in associates was ~~W~~10,466 million as of December 29, 2016 based on the quoted market price.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(c) The condensed financial statements of associates as of December 31, 2017 and 2016 were as follows:

Associates		December 31, 2017
		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Cardif Life Insurance Co., Ltd.	~~W~~	4,133,674	3,781,688	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Inhee Co., Ltd.		10,019	8,678	4,685	(62)	-	(62)
DAEGY Electrical Construction Co., Ltd.		590	193	17	(57)	-	(57)
YEONWOONG SYSTEM		498	147	39	1	-	1
DOODOO LOGITECH		624	39	339	(271)	-	(271)
Neoplux Co., Ltd.		40,692	283	5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.		157,009	137,916	142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		53,944	383	137	(1,540)	-	(1,540)
KTB Newlake Global Healthcare PEF		8,796	517	-	(719)	-	(719)
Jaeyang Industry		2,146	4,717	-	-	-	-
Tigris-Aurum Fund1		5,308	42	-	(165)	-	(165)
Chungyoung INC.		3,292	8,392	5,568	(693)	-	(693)
DAEKWANG SEMICON DUCTOR Co., Ltd.		29,069	10,806	13,929	(4,549)	-	(4,549)
Branbuil Co., Ltd.		1,944	2,451	-	-	-	-
Songrim Co., Ltd.		4,854	4,718	5,485	106	-	106
Taihan Industrial System Co., Ltd.		13,226	14,820	25,306	(1,112)	-	(1,112)
ICSF (The Korea’s Information Center for Savings & Finance)		484	1	322	(20)	-	(20)
Shinhan-Albatross Technology Investment Fund		5,527	182	37	(655)	-	(655)
Loggia		1,208	1,046	955	(68)	-	(68)
Quantum-Nvestor Fund No.1		5,989	31	2	(42)	-	(42)
Lodestone 1st Private Equity Fund		11,456	-	37	(46)	(8)	(54)
Miraeequity-Incus Venture Business Fund No.4		8,500	15	-	(15)	-	(15)
LB Technology Fund 1		5,400	-	-	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		6,000	-	-	-	-	-
	~~W~~	4,510,649	3,979,557	282,991	(3,742)	(69,268)	(73,010)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(c) The condensed financial statements of associates as of December 31, 2017 and 2016 were as follows: (continued)

Associates		December 31, 2016
		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Aju Capital Co., Ltd.	~~W~~	6,543,737	5,744,415	757,345	70,598	(458)	70,140
Cardif Life Insurance Co., Ltd.		4,182,208	3,779,257	144,583	(16,706)	36,189	19,483
Pohang TechnoPark 2PFV		14,660	1,401	-	(4)	-	(4)
Daewontos Co., Ltd.		399	2,492	517	(624)	-	(624)
Inhee Co., Ltd.		10,713	9,310	3,135	(253)	-	(253)
DAEGY Electrical Construction., Ltd.		659	191	-	(76)	-	(76)
YEONWOONG SYSTEM		497	146	25	(135)	-	(135)
DOODOO LOGITECH		891	6	213	(609)	-	(609)
Neoplux Co., Ltd.		22,577	-	3,441	2,295	-	2,295
EQP Global Energy Infrastructure Private Equity Fund		1	1,376	-	(1,842)	-	(1,842)
JAEYOUNG SOLUTEC CO.,LTD.		155,368	120,184	137,920	(7,095)	(614)	(7,709)
Partners 4th Growth Investment Fund		18,479	258	113	(1,300)	-	(1,300)
PSA 1st Fintech Private Equity Fund		9,825	-	-	(175)	-	(175)
KTB Newlake Global Healthcare PEF		3,805	478	-	(716)	-	(716)
Jaeyang Industry		2,146	4,717	212	(69)	-	(69)
Tigris-Aurum Fund1		5,431	-	-	(69)	-	(69)
Treenkid		1,193	859	325	(54)	-	(54)
Chungyoung INC.		2,341	6,753	-	-	-	-
Semantic		3,098	1,804	-	-	-	-
DAEKWANG SEMICON DUCTOR Co., Ltd.		35,204	12,392	-	-	-	-
Branbuil Co., Ltd.		2,177	2,870	-	-	-	-
	~~W~~	11,015,409	9,688,909	1,047,829	43,166	35,117	78,283

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(d) The reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2017 and 2016 were as follows:

Associates		December 31, 2017
		Net assets (A)	Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
Cardif Life Insurance Co., Ltd.	~~W~~	351,986	14.99%	52,798	(146)	-	52,652
Daewontos Co., Ltd. (*1)		(2,092)	36.33%	(760)	-	760	-
Inhee Co., Ltd.		1,341	15.36%	205	-	-	205
DAEGY Electrical Construction Co., Ltd.		397	27.45%	109	-	-	109
YEONWOONG SYSTEM		351	21.77%	77	-	-	77
DOODOO LOGITECH		585	27.96%	163	-	-	163
Neoplux Co., Ltd.		40,409	33.33%	13,470	-	-	13,470
JAEYOUNG SOLUTEC CO., LTD. (*2)		17,484	9.61%	1,679	-	2,169	3,848
Partners 4th Growth Investment Fund		53,561	25.00%	13,390	-	-	13,390
KTB Newlake Global Healthcare PEF (*3)		8,279	20.00%	1,656	-	113	1,769
Jaeyang Industry (*4)		(2,571)	25.90%	(666)	-	666	-
Tigris-Aurum Fund1		5,266	27.27%	1,436	-	-	1,436
Chungyoung INC. (*4)		(5,100)	18.94%	(966)	-	966	-
DAEKWANG SEMICON DUCTOR Co., Ltd.		18,263	20.94%	3,825	-	-	3,825
Branbuil Co., Ltd. (*3)		(507)	15.53%	(79)	-	79	-
Songrim Co., Ltd.		136	35.34%	48	-	-	48
Taihan Industrial System Co., Ltd. (*3)		(1,594)	28.29%	(451)	-	451	-
ICSF (The Korea’s Information Center for Savings & Finance)		483	32.26%	156	-	-	156
Shinhan-Albatross Technology Investment Fund		5,345	33.33%	1,782	-	-	1,782
Loggia		162	16.29%	26	-	-	26
Quantum-Nvestor Fund No.1		5,958	16.67%	993	-	-	993
Lodestone 1st Private Equity Fund		11,456	17.38%	1,991	-	-	1,991
Miraeequity-Incus Venture Business Fund No.4		8,485	23.53%	1,996	-	-	1,996
LB Technology Fund 1		5,400	18.52%	1,000	-	-	1,000
Shinhan-Neoplux Energy Newbiz Fund		6,000	23.33%	1,400	-	-	1,400
	~~W~~	529,483		95,278	(146)	5,204	100,336

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(d) The reconciliation of associates financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2017 and 2016 were as follows: (continued)

(*1) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of the equity method since its interest has been reduced to zero by the accumulated losses of the investee.

(*2) Net assets do not include non-controlling interests.  Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

(*4) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable net assets on acquisition of the investment as well as the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of the equity method since its interest has been reduced to zero by the accumulated losses of the investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(d) The reconciliation of associates financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2017 and 2016 were as follows: (continued)

Associates		December 31, 2016
		Net assets (A)	Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
Aju Capital Co., Ltd. (*1)	~~W~~	749,882	12.85%	96,365	-	(55,529)	40,836
Cardif Life Insurance Co., Ltd.		402,951	14.99%	60,443	(175)	-	60,268
Pohang TechnoPark 2PFV		13,260	14.90%	1,975	-	-	1,975
Daewontos Co., Ltd. (*2)		(2,092)	36.33%	(760)	-	760	-
Inhee Co., Ltd.		1,403	15.36%	215	-	-	215
DAEGY Electrical Construction., Ltd.		468	27.45%	128	-	-	128
YEONWOONG SYSTEM		351	21.77%	77	-	-	77
DOODOO LOGITECH		885	27.96%	247	-	-	247
Neoplux Co., Ltd.		22,577	33.33%	7,526	-	-	7,526
EQP Global Energy Infrastructure Private Equity Fund (*2)		(1,375)	22.64%	(311)	-	311	-
JAEYOUNG SOLUTEC CO., LTD. (*3)		34,147	10.45%	3,567	-	2,169	5,736
Partners 4th Growth Investment Fund		18,221	25.00%	4,555	-	-	4,555
PSA 1st Fintech Private Equity Fund		9,825	20.00%	1,965	-	-	1,965
KTB Newlake Global Healthcare PEF (*4)		3,327	20.00%	666	-	113	779
Jaeyang Industry (*5)		(2,571)	25.90%	(666)	-	666	-
Tigris-Aurum Fund1		5,431	27.27%	1,481	-	-	1,481
Treenkid		334	23.72%	79	-	-	79
Chungyoung INC. (*4)		(4,412)	18.94%	(836)	-	836	-
Semantic		1,294	19.25%	249	-	-	249
DAEKWANG SEMICON DUCTOR Co., Ltd.		22,812	20.94%	4,777	-	-	4,777
Branbuil Co., Ltd. (*4)		(693)	15.53%	(108)	-	108	-
	~~W~~	1,276,025		181,634	(175)	(50,566)	130,893

(*1) Net assets do not include non-controlling interests.  Other adjustments represent cumulative impairment losses recognized in prior periods.

(*2) Other adjustments represent the unrecognized share of losses of an associate because the Group has stopped recognizing its share of losses of associate as the balance of the investment has been reduced to zero.

(*3) Net assets do not include non-controlling interests.  Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

14.	Investments in associates (continued)

(d) The reconciliation of associates financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2017 and 2016 were as follows: (continued)

(*4) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

(*5) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable net assets on acquisition of the investment as well as the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of the equity method since its interest has been reduced to zero by the accumulated losses of the investee.

(e) The unrecognized share of loss on investments in associates for the years ended December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Unrecognized share of income loss	Accumulated unrecognized share of loss
Daewontos Co., Ltd.	~~W~~	-	(760)
Jaeyang Industry		-	(18)
Chungyoung INC.		(130)	(130)
	~~W~~	(130)	(908)

		December 31, 2016
		Unrecognized share of income loss	Accumulated unrecognized share of loss
Daewontos Co., Ltd.	~~W~~	(226)	(760)
EQP Global Energy Infrastructure Private Equity Fund		(311)	(311)
Jaeyang Industry		(18)	(18)
	~~W~~	(555)	(1,089)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

15.	Investment properties

(a) Investment properties as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	435,722	-	435,722
Buildings		223,216	(60,642)	162,574
	~~W~~	658,938	(60,642)	598,296

		December 31, 2016
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	506,638	-	506,638
Buildings		229,345	(60,837)	168,508
	~~W~~	735,983	(60,837)	675,146

(b) Fair value of investment properties as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Land and buildings (*1)	~~W~~	686,811	773,511

(*1) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(c) Income and expenses on investment properties for the years ended December 31, 2017 and 2016 were as follows

		2017	2016
Rental income	~~W~~	25,169	23,185
Direct operating expenses for investment properties that generate rental income		5,600	5,798

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

16.	Other assets

Other assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Unsettled trades and accounts receivable	~~W~~	4,120,125	3,984,874
Domestic exchange settlement receivables		2,871,934	6,066,285
Guarantee deposits		1,024,763	1,040,801
Accrued income		1,051,311	837,531
Prepaid expense		99,179	62,819
Suspense payments		60,032	53,756
Sundry assets		92,178	86,839
Others		2,243	2,152
Present value discount		(42,434)	(31,708)
Allowance for impairment		(26,252)	(25,896)
	~~W~~	9,253,079	12,077,453

17.	Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Property and equipment	~~W~~	7,534	4,923

The Group classified property and equipment which are highly expected to be sold within one year from December 31, 2017, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There were no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2017 and 2016.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

18.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Loans	~~W~~	99,158	76,232
Securities (*1):
Available-for-sale financial assets		595,373	1,225,722
Held-to-maturity financial assets		10,346,611	7,824,930
		10,941,984	9,050,652
Real estate (*2)		5,592	6,525
	~~W~~	11,046,734	9,133,409

(*1) The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Group’s default as of December 31, 2017 and 2016 were ~~W~~909,195 million and ~~W~~1,209,161 million, respectively.

(*2) The amounts were based on the notification amount of pledge.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2017 and 2016 were as follows:

		December 31, 2017		December 31, 2016
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	3,749,516	-	3,749,791	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

19.	Financial liabilities designated at fair value through profit or loss

(a) Financial liabilities designated at fair value through profit or loss as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deposits (*1)(*2)(*3)	~~W~~	-	6,282

(*1) The Group has designated compound financial instruments involved the embedded derivatives at fair value through profit or loss in accordance with K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.

(*2) The carrying value of financial liabilities designated fair value through profit or loss was estimated by using option valuation model adopted by the Group.

(*3) There is no profit or loss recognized by the Group related to its own credit risk adjustments for the years ended December 31, 2017 and 2016.

(b) Contractual amounts due at maturity and carrying amounts of financial liabilities designated at fair value through profit or loss as of December 31, 2017 and 2016 were as follows:

December 31, 2017
		Contractual amount due at maturity	Carrying amounts	Difference
Deposits	~~W~~	-	-	-

		December 31, 2016
		Contractual amount due at maturity	Carrying amounts	Difference
Deposits	~~W~~	6,247	6,282	(35)

(c) Net loss on financial liabilities designated at fair value through profit or loss for the years ended December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deposits:
Loss on valuation	~~W~~	-	(97)
Loss on transaction		(43)	(109)
	~~W~~	(43)	(206)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

20.	Deposits

Deposits as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Demand deposits:
Korean won	~~W~~	89,453,125	81,617,492
Foreign currencies		12,289,606	11,032,964
		101,742,731	92,650,456
Time deposits:
Korean won		112,021,376	110,106,106
Foreign currencies		13,945,457	12,790,861
Gain on fair value hedge		(179,053)	(38,368)
		125,787,780	122,858,599
Negotiable certificates of deposits		7,478,278	6,319,914
Note discount deposits		3,423,459	4,581,276
CMA		4,197,146	2,473,048
Others		24,350	26,799
	~~W~~	242,653,744	228,910,092

21.	Trading liabilities

Trading liabilities as of December 31, 2017 and 2016 were as follows:

	December 31, 2017			December 31, 2016
	Interest rate (%)		Amount	Interest rate (%)		Amount
Gold/silver deposits	--	~~W~~	434,586	-	~~W~~	485,995

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

22.	Borrowings

Borrowings as of December 31, 2017 and 2016 were as follows:

	December 31, 2017			December 31, 2016
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:
Korean won	-	~~W~~	-	1.08~1.23	~~W~~	394,400
Foreign currencies	0.00~6.20		561,813	0.35~10.00		412,868
			561,813			807,268

Bill sold	0.65~1.63		13,605	0.65~1.52		12,427
Bonds sold under repurchase agreements:
Korean won	0.00		903	0.80		8,152
Foreign currencies	1.69~6.00		296,696	1.42~6.29		569,956
			297,599			578,108
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,873,706	0.50~0.75		2,621,345
Others	0.00~4.25		5,769,260	0.00~4.30		4,551,825
			8,642,966			7,173,170
Borrowings in foreign currencies:
Overdraft due to banks	0.00		128,634	0.00		152,589
Borrowings from banks	0.24~9.25		3,737,367	0.24~3.95		3,678,949
Sub-lease	0.00~2.15		240,380	0.00~1.72		470,176
Others	1.45~7.90		995,366	1.02~1.18		1,442,365
			5,101,747			5,744,079
Deferred origination costs			(168)			(723)
		~~W~~	14,617,562		~~W~~	14,314,329

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

23.	Debt securities issued

Debt securities issued as of December 31, 2017 and 2016 were as follows:

	December 31, 2017			December 31, 2016
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	18,861,594	0.00~8.00	~~W~~	13,905,995
Subordinated debt securities issued	2.20~4.60		3,000,400	2.20~4.60		3,501,056
Loss on fair value hedges			(274,046)			(147,208)
Discount on debt securities issued			(29,698)			(19,599)
			21,558,250			17,240,244
Debt securities issued in foreign currencies:
Debt securities issued	0.00~4.20		2,504,859	0.03~4.38		3,176,276
Subordinated debt securities issued	3.75~3.88		1,446,390	3.88		1,189,067
Loss on fair value hedges			(25,795)			(9,977)
Discount on debt securities issued			(23,277)			(17,180)
			3,902,177			4,338,186
		~~W~~	25,460,427		~~W~~	21,578,430

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

24.	Defined benefit liabilities (assets)

(a) Defined benefit plan assets and liabilities

The Group provides a defined benefit plan for qualified employees. Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Present value of defined benefit obligations	~~W~~	1,263,698	1,258,473
Fair value of plan assets		(1,294,013)	(1,208,370)
Defined benefit liabilities (assets)	~~W~~	(30,315)	50,103
Defined benefit assets		(34,120)	-
Defined benefit liabilities		3,805	50,103

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Beginning balance	~~W~~	1,258,473	1,173,709
Current service cost		128,079	136,566
Interest expense		40,998	37,947
Remeasurements (*1)(*2)		(106,466)	(39,969)
Effects of foreign currency movements		67	24
Benefits paid by the plan		(65,624)	(52,196)
Others		5,361	2,392
Past service cost		2,810	-
Ending balance	~~W~~	1,263,698	1,258,473

(*1) Remeasurements for the years ended December 31, 2017 consist of ~~W~~4,929 million of actuarial loss arising from changes in demographic assumptions, ~~W~~78,228 million of actuarial gain arising from changes in financial assumptions and ~~W~~33,167 million of actuarial gain arising from changes in experience adjustments, respectively.

(*2) Remeasurements for the years ended December 31, 2017 consist of ~~W~~4,634 million of actuarial loss arising from changes in demographic assumptions, ~~W~~8,347 million of actuarial gain arising from changes in financial assumptions and ~~W~~36,256 million of actuarial gain arising from changes in experience adjustments, respectively.

(c) Changes in the fair value of plan assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Beginning balance	~~W~~	1,208,370	1,018,940
Interest income		41,085	34,033
Remeasurements		(21,188)	(14,376)
Contributions paid into the plan		120,000	210,300
Benefits paid by the plan		(54,254)	(40,527)
Ending balance	~~W~~	1,294,013	1,208,370

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

24.	Defined benefit liabilities (assets) (continued)

(d) The amount of major categories of the fair value of plan assets as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deposits	~~W~~	1,275,313	1,180,374
Others		18,700	27,996
	~~W~~	1,294,013	1,208,370

(e) Actuarial assumptions as of December 31, 2017 and 2016 were as follows:

	December 31, 2017	December 31, 2016	Descriptions
Discount rate	3.92%	3.4%	AA0 Corporate bond yields
Future salary increasing rate	2.63% + Upgrade rate	2.92%+ Upgrade rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(109,556)	126,150
Future salary increasing rate		126,712	(111,975)

		December 31, 2016
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(121,194)	141,533
Future salary increasing rate		140,935	(122,933)

(g) The weighted average durations of defined benefit obligations as of December 31, 2017 and 2016 were 9.33 years and 10.44 years, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

25.	Provisions

(a) Changes in provisions for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Asset retirement	Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	~~W~~	36,098	12,044	94,985	78,499	85,305	306,931
Provision (reversal)		(4,853)	423	1,739	2,084	(20,222)	(20,829)
Provision used		(2,132)	-	-	-	(21,464)	(23,596)
Foreign exchange movements		-	(617)	(3,483)	(4,458)	(52)	(8,610)
Others (*1)		1,761	-	-	3,666	-	5,427
Ending balance	~~W~~	30,874	11,850	93,241	79,791	43,567	259,323

		2016
		Asset retirement	Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	~~W~~	33,934	19,576	101,096	80,289	61,193	296,088
Provision (reversal)		2,255	(7,897)	(6,747)	4,222	40,155	31,988
Provision used		(1,894)	-	-	-	(16,103)	(17,997)
Foreign exchange movements		-	365	636	993	60	2,054
Others (*1)		1,803	-	-	(7,005)	-	(5,202)
Ending balance	~~W~~	36,098	12,044	94,985	78,499	85,305	306,931

(*1) Other changes were due to originations and maturities of financial guarantees recognized initially at their fair value, effect of discount rate change and acquisition cost of new leased properties relating to asset retirement.

(b) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period.  Disbursements of such costs were expected to incur at the end of the lease contract.  Such costs were reasonably estimated using the average lease period and the average restoration expenses.  The average lease period was calculated based on the past ten-year historical data of the expired leases.  The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

26.	Other liabilities

Other liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Accounts payable	~~W~~	4,162,381	3,938,413
Borrowing from trust account		4,052,608	3,443,287
Accrued expenses		2,444,803	2,333,120
Liability incurred by agency relationship		935,016	799,462
Domestic exchange settlement payables		1,683,449	920,232
Account for agency business of other institutions		600,774	494,278
Security deposits received		602,613	374,932
Foreign exchange settlement payables		223,436	226,920
Suspense payable		77,495	44,882
Unearned income		87,953	80,744
Withholding value-added tax and other taxes		88,222	61,073
Dividend payable		1,367	1,309
Sundry liabilities		57,773	86,645
Present value discount		(2,913)	(2,404)
	~~W~~	15,014,977	12,802,893

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

27.	Equity

(a) Equity as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		668,938	469,393
Capital surplus:
Share premium		398,080	398,080
Others		5,084	5,084
		403,164	403,164
Capital adjustments:
Stock options		782	(887)
Others		(4,089)	(63,728)
		(3,307)	(64,615)
Accumulated other comprehensive loss:
Net change in fair value of available-for-sale financial assets		46,841	139,824
Share of other comprehensive income of associates, net		6,586	16,583
Foreign currency translation differences for foreign operations		(337,163)	(151,936)
Remeasurements of defined benefit plans		(207,036)	(280,916)
		(490,772)	(276,445)
Retained earnings:
Legal reserve (*1)		1,675,077	1,497,370
Voluntary reserve (*2)		10,065,795	9,064,867
Other reserve (*3)		99,681	87,029
Unappropriated retained earnings (*4)		2,300,911	2,351,571
		14,141,464	13,000,837

Non-controlling interests		5,298	6,561
	~~W~~	22,652,863	21,466,973

(*1)

According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital.  The legal reserve is only available to reduce accumulated deficit or transfer to capital stock.

(*2)

The amounts include regulatory reserve for loan loss based on separate financial statements of ~~W~~1,754,773 million and ~~W~~1,706,925 million as of December 31, 2017 and 2016, respectively.  The amounts also include asset revaluation surplus of ~~W~~355,898 million as of December 31, 2017 and 2016, respectively.

(*3)	Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.
(*4)

The amounts include difference between the regulatory reserve for loan loss based on separate financial statement and the regulatory reserve for loan loss based on consolidated financial statement of ~~W~~26,074 million and ~~W~~34,200 million as of December 31, 2017 and 2016, respectively.  Provision for regulatory reserve for loan losses are ~~W~~113,956 million and ~~W~~47,566 million for the years ended December 31, 2017 and 2016, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for share data)

27.	Equity (continued)

(b) Capital stock

Capital stock of the Bank as of December 31, 2017 and 2016 were as follows:

	December 31, 2017	December 31, 2016
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000

Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2017 and 2016 were as follows:

			Book value
Date of issuance	Date of maturity		December 31, 2017	December 31, 2016	Interest rate (%)
Hybrid bonds issued in Korean won
March 21, 2008	March 21, 2038	~~W~~	119,878	119,878	7.30
March 25, 2008	March 25, 2038		49,947	49,947	7.30
June 7, 2013	June 7, 2043		299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	-	3.33
June 29, 2017	Perpetual bond		69,844	-	3.81
		~~W~~	668,938	469,393
Dividends on hybrid bond holders		~~W~~	29,857	45,691
Weighted average interest rate (%)			5.23	6.45

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.  In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

27.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Net change in fair value of available-for-sale financial assets	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Remeasure-ments of defined benefit plans	Total
Beginning balance	~~W~~	139,824	16,583	(151,936)	(280,916)	(276,445)
Change due to fair value		(44,185)	-	-	-	(44,185)
Change due to other comprehensive income of associates		-	(10,043)	-	-	(10,043)
Change due to impairment		38,383	-	-	-	38,383
Change due to disposal		(119,348)	(14)	-	-	(119,362)
Effect of hedge accounting		1,241	-	97,353	-	98,594
Effect of foreign currency movements		(7,113)	-	(267,693)	-	(274,806)
Remeasurements of defined benefit plans		-	-	-	84,994	84,994
Amounts transferred from retained earnings			414	-	-	414
Effect of tax		38,039	(354)	(14,887)	(11,114)	11,684
Ending balance	~~W~~	46,841	6,586	(337,163)	(207,036)	(490,772)

		2016
		Net change in fair value of available-for-sale financial assets	Share of other comprehensive income of associates, net	Foreign currency translation differences for foreign operations	Remeasure-ments of defined benefit plans	Total
Beginning balance	~~W~~	386,970	13,741	(160,274)	(300,385)	(59,948)
Change due to fair value		(83,447)	-	-	-	(83,447)
Change due to other comprehensive income of associates		-	2,016	-	-	2,016
Change due to impairment		26,259	-	-	-	26,259
Change due to disposal		(265,357)	-	-	-	(265,357)
Effect of hedge accounting		2,289	-	(54,393)	-	(52,104)
Effect of foreign currency movements		(240)	-	49,119	-	48,879
Remeasurements of defined benefit plans		-	-	-	25,593	25,593
Effect of tax		73,350	826	13,612	(6,124)	81,664
Ending balance	~~W~~	139,824	16,583	(151,936)	(280,916)	(276,445)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for par value per share and dividend per share)

27.	Equity (continued)

(e) Statements of appropriation of retained earnings for the years ended December 31, 2017 and 2016 were as follows:

		2017 Expected date of approval: March 21, 2018	2016 Date of approval: March 22, 2017
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Interest on hybrid bond		(29,857)	(45,691)
Profit for the year		1,607,761	1,777,072
		1,577,904	1,731,381
Transfer from reserves:
Voluntary reserve		7,676,276	6,723,196
Regulatory reserve for loan loss		-	-
		7,676,276	6,723,196
		9,254,180	8,454,577
Appropriation of retained earnings:
Legal reserve		160,776	177,707
Regulatory reserve for loan loss		87,882	47,848
Other reserve		12,377	12,652
Voluntary reserves		8,453,145	7,676,276
Redemption of hybrid bond		-	60,094
Dividends on common stock		540,000	480,000
(Dividend per share in won: 2017 ~~W~~340.56 (6.81%) 2016 ~~W~~302.72 (6.05%))
		9,254,180	8,454,577
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

These statements of appropriation of retained earnings were based on the separate financial statements of the Bank.

(f) Dividends

Dividends of common stock for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		6.81%	6.05%
Dividend per share in won	~~W~~	340.56	302.72

.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for earnings per share)

27.	Equity (continued)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Dividends	~~W~~	540,000	480,000
Profit for the year (*1)		1,710,992	1,940,256
Dividends payout ratio to profit for the year		31.56%	24.74%
Profit for the year adjusted for regulatory reserve (*1)		1,597,036	1,892,690
Dividends pay out ratio to profit for the year adjusted for regulatory reserve for loan loss		33.81%	25.36%

(*1) Profit for the year and profit for the year adjusted for regulatory reserve for loan loss were the amount attributable to equity holder of the Group.

28.	Regulatory reserve for loan loss

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a) The regulatory reserve for loan loss as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Regulatory reserve for loan loss	~~W~~	1,788,691	1,741,125
Provision for regulatory reserve for loan loss		113,956	47,566
	~~W~~	1,902,647	1,788,691

(b) Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Provision for regulatory reserve for loan loss	~~W~~	113,956	47,566
Profit for the year adjusted for regulatory reserve for loan loss		1,597,277	1,893,055
Earnings per share adjusted for regulatory reserve in won	~~W~~	989	1,165

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

29.	Net interest income

(a) Net interest income for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Interest income:
Cash and due from banks	~~W~~	89,829	73,921
Trading assets		181,653	168,205
Available-for-sale financial assets		487,712	454,557
Held-to-maturity financial assets		355,696	324,128
Loans		6,948,483	6,581,065
Others		60,028	94,325
		8,123,401	7,696,201
Interest expense:
Deposits		(2,411,147)	(2,516,627)
Borrowings		(207,404)	(162,393)
Debt securities issued		(490,006)	(470,765)
Others		(22,793)	(42,295)
		(3,131,350)	(3,192,080)
Net interest income	~~W~~	4,992,051	4,504,121

(b) Interest income recognized on impaired financial assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Interest income	~~W~~	16,371	24,167

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

30.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Fees and commission income:
Credit placement fees	~~W~~	55,124	69,953
Commission received as electronic charge receipt		141,646	136,180
Brokerage fees		107,773	90,547
Commission received as agency		324,489	308,596
Investment banking fees		53,621	47,348
Commission received in foreign exchange activities		179,567	164,680
Asset management fees from trust accounts		166,189	98,406
Guarantee fees		60,825	60,279
Others		94,640	85,631
		1,183,874	1,061,620
Fees and commission expense:
Credit-related fees		(34,105)	(30,037)
Brand-related fees		(32,757)	(32,883)
Service-related fees		(17,450)	(14,573)
Trading and brokerage fees		(8,040)	(7,539)
Commission paid in foreign exchange activities		(32,258)	(29,899)
Others		(68,189)	(62,191)
		(192,799)	(177,122)
Net fees and commission income	~~W~~	991,075	884,498

31.	Dividend income

Dividend income for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Trading assets	~~W~~	27,942	28,957
Available-for-sale financial assets		72,574	94,602
	~~W~~	100,516	123,559

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

32.	Net trading gain (loss)

Net trading gain (loss) for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Trading assets and trading liabilities
Debt:
Gain on valuation of debt securities	~~W~~	1,577	3,044
Gain on sale of debt securities		15,214	28,977
Loss on valuation of debt securities		(36,934)	(34,816)
Loss on sale of debt securities		(19,779)	(23,403)
		(39,922)	(26,198)
Equity:
Gain on valuation of equity securities		6,689	14,848
Gain on sale of equity securities		23,385	27,440
Loss on valuation of equity securities		(7,509)	(3,504)
Loss on sale of equity securities		(13,056)	(16,851)
		9,509	21,933
Gold/silver:
Gain on valuation of gold/silver deposits		6,735	18,336
Gain on sale of gold/silver deposits		2,834	4,397
Loss on valuation of gold/silver deposits		(693)	(61,321)
Loss on sale of gold/silver deposits		(395)	(1,808)
		8,481	(40,396)
		(21,932)	(44,661)
Derivatives
Foreign currency related:
Gain on valuation and transaction		7,424,307	4,911,654
Loss on valuation and transaction		(7,617,205)	(4,898,751)
		(192,898)	12,903
Interest rates related:
Gain on valuation and transaction		486,280	497,453
Loss on valuation and transaction		(455,420)	(479,927)
		30,860	17,526
Equity related:
Gain on valuation and transaction		7,326	50,601
Loss on valuation and transaction		(8,722)	(7,912)
		(1,396)	42,689
Commodity related:
Gain on valuation and transaction		24,855	55,694
Loss on valuation and transaction		(4,387)	(25,319)
		20,468	30,375
		(142,966)	103,493
Net trading gain (loss)	~~W~~	(164,898)	58,832

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

33.	Impairment loss on financial assets

Impairment loss on financial assets for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Impairment loss:
Loans and other financial assets	~~W~~	481,159	656,433
Available-for-sale financial assets		178,228	82,103
	~~W~~	659,387	738,536

34.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Employee benefits:
Short and long term employee benefits	~~W~~	1,635,147	1,538,465
Post-employee defined benefits		130,802	140,480
Post-employee defined contributions		133	102
Termination benefits		224,033	94,478
		1,990,115	1,773,525
Amortization:
Depreciation		120,074	120,566
Amortization of intangible assets		38,880	39,851
		158,954	160,417
Other general and administrative: expenses:
Employee fringe benefits		116,395	112,189
Rent		256,233	258,277
Service contract expenses		234,418	219,709
Taxes and dues		76,187	75,334
Advertising		60,338	57,394
Electronic data processing expenses		56,954	56,903
Others		168,463	176,105
		968,988	955,911
	~~W~~	3,118,057	2,889,853

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for exercise price and fair value)

35.	Share-based payments

(a) Stock options as of December 31, 2017 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won (*1)	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	1,903,200	2,157,600	715,500	332,850
Contractual exercise period	2017.05.18 ~ 2018.08.30	2017.05.18 ~ 2019.08.21	2017.05.18 ~ 2020.08.19	2017.5.18 ~ 2021.5.17 2017.9.18 ~ 2021.9.17
Changes in number of shares granted:	-	-	-	-
Outstanding at December 31, 2016	93,426	101,963	50,513	26,233
Exercised	90,926	99,463	-	-
Outstanding at December 31, 2017 (*2)	2,500	2,500	50,513	26,233

Fair value in won: (*3)	21,394	10,571	3,154	Expiration date 2021.5.17 : 5,401 Expiration date 2021.9.17 : 5,536

(*1) As of December 31, 2017, the granted shares are fully vested, and the weighted-average exercise price of 81,746 options outstanding was ~~W~~51,500.

(*2) As of December 31, 2017, 4,759 rights of exercise for 7th grant are suspended.

(*3) As of December 31, 2017, suspended grants are evaluated based on the intrinsic value, which is the difference between the closing price of Shinhan Financial Group and the exercise price.

(b) Equity-settled share-based payments

   i) Equity-settled share-based payments as of December 31, 2017 were as follows:

Contents
Grant year	2010 ~ 2013	2014~
Type (*1)	Equity-settled share-based payment	Equity-settled share-based payment
Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions (*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1) The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.

(*2) ROE: Return on equity

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won, except for fair value and share data)

35.	Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2017 were as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
April 1, 2010	306,400	45,150	10,471
January 1, 2013	183,100	40,050	1,166
May 27, 2013	14,500	40,250	631
August 1, 2013	4,400	41,250	284
January 1, 2014	109,800	47,300	102,471
February 8, 2014	5,400	44,300	4,484
April 1, 2014	4,800	47,000	3,340
October 15, 2014	2,400	47,150	465
January 1, 2015	159,000	44,500	143,482
March 18, 2015	16,800	42,650	12,103
April 10, 2015	2,300	40,350	1,526
May 1, 2015	2,300	46,000	1,406
May 22, 2015	5,300	42,800	2,966
May 27, 2015	2,300	40,200	1,259
August 1, 2015	2,300	41,900	918
August 24, 2015	2,300	40,250	749
January 1, 2016	221,900	39,000	204,554
January 1, 2017	231,400	45,300	180,634
January 23, 2017	2,700	45,600	2,333
March 7, 2017	17,400	46,950	13,156
March 24, 2017	8,100	49,000	5,772
June 1, 2017	2,700	49,250	1,455
July 5, 2017	2,700	49,550	1,224
July 6, 2017	2,700	49,200	1,217
	1,313,000		698,066

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.  As of December 31, 2017, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~49,400.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

35.	Share-based payments (continued)

(c) Stock compensation costs calculated for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Compensation costs recorded for the year	~~W~~	10,748	17,577

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December

31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Accrued expenses	~~W~~	30,773	27,942

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

36.	Net other operating expenses

Net other operating expenses for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Other operating income
Gain on sale of assets:
Loans	~~W~~	48,759	28,314
Written-off loans		116	3,044
		48,875	31,358
Others:
Gain on hedge activity from hedged items		249,223	270,662
Gain on hedge activity from hedging instruments		83,288	33,753
Reversal of allowance for acceptances and guarantee		-	6,780
Reversal of other allowance		24,652	14,569
Others		23,197	20,187
		380,360	345,951
		429,235	377,309
Other operating expense
Loss on sale of assets:
Loans		(8,365)	(10,783)
Others:
Loss on hedge activity from hedged items		(56,133)	(33,550)
Loss on hedge activity from hedging instruments		(284,124)	(283,885)
Provision for allowance for acceptances and guarantee		(2,084)	(11,003)
Reversal of (provision for) other allowance		(1,739)	(42,334)
Contribution to fund		(244,431)	(244,661)
Deposit insurance fee		(291,750)	(274,881)
Others		(145,924)	(116,232)
		(1,026,185)	(1,006,546)
		(1,034,550)	(1,017,329)
Net other operating expenses	~~W~~	(605,315)	(640,020)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

37.	Net non-operating income

Net non-operating income for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	4,430	298
Intangible assets		514	51
Investment property		7	1,438
Non-current assets held for sale		22,920	821
Assets not used for business purpose		126	3
		27,997	2,611
Investments in associates:
Gain from disposition		7,983	5,177
Others:
Rental income on investment property		25,169	23,185
Others		47,743	81,751
		72,912	104,936
		108,892	112,724
Non-operating expenses
Loss on sale of assets:
Property and equipment		(1,030)	(566)
Intangible assets		(790)	(149)
Investment properties		(1,325)	(248)
Non-current assets held for sale		(349)	-
Assets not used for business purpose		(11)	(78)
		(3,505)	(1,041)
Investments in associates:
Impairment loss		(144)	-
Loss on disposal		(79)	(17)
		(223)	(17)

Others:
Investment properties depreciation		(10,521)	(15,356)
Donations		(121,577)	(13,334)
Impairment losses on property and equipment		-	(7)
Impairment losses on intangible asset		-	(98)
Others		(20,988)	(21,740)
		(153,086)	(50,535)
		(156,814)	(51,593)
Net non-operating income (expenses)	~~W~~	(47,922)	61,131

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense

(a) The components of income tax expense of the Group for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Current income tax expense	~~W~~	394,651	378,526
Deferred taxes arising from changes in temporary differences		56,577	(36,362)
Deferred taxes arising from utilization of expired unused tax losses		(15,818)	(336,468)
Tax adjustment charged or credited directly to equity		11,104	82,407
Income tax expense	~~W~~	446,514	88,103

(b) The income tax expense calculated by applying statutory tax rates to the Group’s taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2017 and 2016 for the following reasons:

		2017	2016
Profit before income tax	~~W~~	2,157,747	2,028,724
Statutory tax rate		24.20%	24.20%
Income tax expense at statutory tax rates		521,713	490,489
Adjustments:
Non-taxable income		(8,143)	(26,128)
Non-deductible expense		10,425	11,619
Decrease resulting from consolidated corporate tax system		(25,756)	(25,216)
Utilization of expired unused tax losses		-	(336,468)
Income tax refund		(27,235)	(22,316)
Impact of tax rate change		(46,848)	-
Others		22,358	(3,877)
Income tax expense	~~W~~	446,514	88,103
Effective tax rate(*1)		20.69%	4.34%

(*1) As of December 31, 2015, the Group had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote.  However, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit liabilities and the recent tax refund during year ended December 31, 2016, the Group recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities) (*1)
Accrued income	~~W~~	(343,790)	(343,790)	(479,275)	(479,275)	(131,801)
Accounts receivable		(36,089)	(36,089)	(60,062)	(60,062)	(16,517)
Trading assets		(56,431)	(59,629)	(53,124)	(49,926)	(13,730)
Available-for-sale financial assets		789,164	463,300	503,661	829,525	228,119
Investments in associates and subsidiaries(*2)		(217,184)	(217,184)	(400,935)	(400,935)	(110,257)
Deferred loan origination costs and fees		(378,933)	(378,933)	(427,937)	(427,937)	(117,683)
Revaluation and depreciation on property and equipment		(458,788)	(5,717)	3,739	(449,332)	(123,146)
Derivative liabilities		(141,875)	(152,868)	(143,207)	(132,214)	(36,359)
Deposits		75,051	17,938	44,355	101,468	27,904
Accrued expenses		299,584	300,935	427,352	426,001	117,150
Defined benefit obligations		1,133,301	54,254	63,630	1,142,677	314,236
Plan assets		(988,597)	(54,253)	(245,904)	(1,180,248)	(324,568)
Other provisions		228,432	228,432	179,532	179,532	49,371
Allowance for guarantees and acceptance		78,499	78,499	79,791	79,791	21,942
Allowance for advanced depreciation		(179,438)	(45)	-	(179,393)	(49,333)
Allowance for expensing depreciation		(2,155)	(232)	-	(1,923)	(529)
Deemed dividends		5,513	-	13,658	19,171	5,272
Net change in fair value of available-for-sale financial assets		(190,018)	(190,018)	(58,996)	(58,996)	(12,156)
Donation payables		35,717	35,717	39,429	39,429	10,843
Allowance and bad debt		318,993	318,993	70,748	70,748	23,533
Compensation expenses associated with stock option		2,344	2,266	359	437	120
Fictitious dividends		4,026	19	53	4,060	1,117
Others		154,613	(40,242)	486	195,341	50,371
		131,939	21,353	(442,647)	(332,061)	(86,101)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,390,362	109,323	-	1,281,039	352,286
Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and Subsidiaries (*2)		(280,957)	-	(189,711)	(470,668)	(129,436)
	~~W~~	1,803,258	130,676	(252,936)	1,419,646	395,621

(*1) Deferred tax assets of overseas subsidiaries have decreased by ~~W~~1,653 million due to foreign currency exchange rate changes.

(*2) The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2017 and 2016 were as follows: (continued)

		2016
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities) (*1)
Accrued income	~~W~~	(352,041)	(352,041)	(343,790)	(343,790)	(83,197)
Accounts receivable		(45,943)	(45,943)	(36,089)	(36,089)	(8,734)
Trading assets		(117,749)	(117,749)	(56,431)	(56,431)	(13,656)
Available-for-sale financial assets		1,145,851	545,921	189,234	789,164	190,978
Investments in associates and subsidiaries (*2)		(104,035)	(104,035)	(217,184)	(217,184)	(52,558)
Deferred loan origination costs and fees		(344,697)	(344,697)	(378,933)	(378,933)	(91,702)
Revaluation and depreciation on property and equipment		(483,906)	(6,985)	18,133	(458,788)	(111,161)
Derivative liabilities		(121,775)	(79,169)	(99,269)	(141,875)	(34,334)
Deposits		63,688	(3,782)	7,581	75,051	18,162
Accrued expenses		257,820	245,813	287,577	299,584	72,499
Defined benefit obligations		1,041,404	40,526	132,423	1,133,301	274,259
Plan assets		(1,018,940)	(40,527)	(10,184)	(988,597)	(239,241)
Other provisions		215,799	215,799	228,432	228,432	55,280
Allowance for guarantees and acceptance		80,290	80,290	78,499	78,499	18,997
Allowance for advanced depreciation		(179,485)	(47)	-	(179,438)	(45,977)
Allowance for expensing depreciation		(2,387)	(232)	-	(2,155)	(521)
Deemed dividends		5,513	-	-	5,513	1,334
Net change in fair value of available-for-sale financial assets		(510,514)	(510,514)	(190,018)	(190,018)	(50,194)
Donation payables		44,134	44,134	35,717	35,717	8,644
Allowance and bad debt		286,635	286,635	318,993	318,993	85,739
Compensation expenses associated with stock option		1,230	1,152	2,266	2,344	567
Fictitious dividends		3,913	21	134	4,026	974
Others		227,132	193,424	120,905	154,613	37,415
		91,937	47,994	87,996	131,939	33,573
Expired unused tax losses
Appropriation by extinctive prescription of deposit		-	30,806	1,421,168	1,390,362	336,468
Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and Subsidiaries (*2)		(146,133)	-	(134,824)	(280,957)	(67,992)
	~~W~~	238,070	78,800	1,643,988	1,803,258	438,033

(*1) Deferred tax assets of overseas subsidiaries have increased by ~~W~~1,954 million due to foreign currency exchange rate changes.

(*2) The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(d) Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2017 and 2016 were as follows:

		December 31, 2017		December 31, 2016
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of available-for-sale financial assets	~~W~~	58,996	(12,155)	190,018	(50,194)	38,039
Share of other comprehensive income (loss) of associates		6,749	(163)	16,392	191	(354)
Foreign currency translation differences for foreign operations		(311,258)	(25,905)	(140,918)	(11,018)	(14,887)
Remeasurements of defined benefit obligations		(285,698)	78,662	(370,692)	89,776	(11,114)
Other (stock option)		1,079	(297)	(1,170)	283	(580)
	~~W~~	(530,132)	40,142	(306,370)	29,038	11,104

		December 31, 2016		December 31, 2015
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of available-for-sale financial assets	~~W~~	190,018	(50,194)	510,514	(123,544)	73,350
Share of other comprehensive income (loss) of associates		16,392	191	14,376	(635)	826
Foreign currency translation differences for foreign operations		(140,918)	(11,018)	(135,644)	(24,630)	13,612
Remeasurements of defined benefit obligations		(370,692)	89,776	(396,286)	95,901	(6,125)
Other (stock option)		(1,170)	283	1,904	(461)	744
	~~W~~	(306,370)	29,038	(5,136)	(53,369)	82,407

(e) The current tax assets and liabilities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Current tax assets:
Income taxes paid	~~W~~	24,674	11,769

Current tax liabilities:
Payable due to consolidated tax system	~~W~~	179,364	122,866
Income taxes payables		31,580	14,856
	~~W~~	210,944	137,722

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

38.	Income tax expense (continued)

(f) The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Deferred tax assets	~~W~~	2,138,001	1,858,502
Deferred tax liabilities		1,742,380	1,420,469
Current tax assets		240,817	182,653
Current tax liabilities		427,087	308,606

39.	Earnings per share

(a) Earnings per share for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Profit for the year	~~W~~	1,710,992	1,940,256
Less: dividends on hybrid bonds		(29,857)	(45,691)
Profit available for common stock		1,681,135	1,894,565
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won		1,060	1,195

Considering that the Group had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2017 and 2016.

(b) Weighted average number of common shares outstanding as of December 31, 2017 and 2016 were as follows:

	2017	2016
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	366/366
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

40.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Guarantees:
Guarantee outstanding	~~W~~	7,590,785	9,304,497
Contingent guarantees		3,254,846	2,995,307
	~~W~~	10,845,631	12,299,804
Commitments to extend credit:
Loan commitments in Korean won	~~W~~	53,338,916	53,470,641
Loan commitments in foreign currencies		18,992,870	20,464,116
ABS and ABCP purchase commitments (*1)		1,950,543	2,060,089
Others		1,456,976	1,350,937
	~~W~~	75,739,305	77,345,783
Endorsed bills:
Secured endorsed bills	~~W~~	85,456	32,187
Unsecured endorsed bills		7,810,788	8,822,654
	~~W~~	7,896,244	8,854,841
Loans sold with repurchase agreement	~~W~~	2,099	2,099

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Guarantees outstanding	~~W~~	7,590,785	9,304,497
Contingent guarantees		3,254,846	2,995,307
ABS and ABCP purchase commitments (*1)		1,950,543	2,060,089
Secured endorsed bills		85,456	32,187
	~~W~~	12,881,630	14,392,080
Allowance for acceptances and guarantees	~~W~~	79,791	78,499
Ratio (%)		0.62	0.55

(*1) ABS: Asset Backed Securities, ABCP: Asset Backed Commercial Papers

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

40.	Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Group was involved as a defendant as of December 31, 2017 were as follows:

Case	Number of claim		Claim amount	Description
Lehman Brothers Special Financing Inc. (LBSF)	1	~~W~~	12,857

A plaintiff, Lehman Brothers Special Financing Inc. (LBSF), has claimed against the Bank to return the CDO investments which had been returned to the Bank after the bankruptcy of themselves for the reason that it had been against the US bankruptcy law.  Although the Bank proceeded arbitrating procedures with LBSF and verbally agreed to settle, the defendants including the Bank won at the first trial and therefore refused to make payment for the previously verbally agreed upon settlement.  As a result, another claim for the verbal agreement fulfillment action was brought by LBSF, and the Bank lost in the first trial and the appeal is ongoing as of December 31, 2017.

Demands on stock return	1		7,500

The Medison stock sales contract previously made between the plaintiff and PEF was discharged or cancelled.  The plaintiff has been demanding to return the Medison stocks based on the invalidity of the stock sales contract as well as the invalidity of option contracts and revised option contracts stated in the stock sales contract. The Bank won the first trial and the plaintiff appealed, but the appeal was rejected by the court on October 26, 2017.

Claim for damage	1		6,893

According to the asset custody contract, the plaintiffs filed a lawsuit against the Bank, claiming for compensation for a fire damage occurred on a property of the real estate investment company for which the Bank provides the custodian service.  In the first trial in 2015 and the second trial in 2017, the court ruled partially in favor of the plaintiff.  However, the conclusions of the first and the second trial differ from each other and the third trial is currently ongoing.

Others	122		62,756	It includes various cases, such as compensation for loss claim. The Bank recognizes provisions based on the progress of relevant lawsuit.
	125	~~W~~	90,006

As of December 31, 2017, the Group recorded a provision of ~~W~~11,850 million for litigation for certain of the above lawsuits.  Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group’s consolidated financial position or results of operations.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

40.	Commitments and contingencies (continued)

(d) Maturity structure of minimum lease payments

The future minimum lease payments under non-cancellable operating leases were payable as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	239,105	320,861	32,739	592,705

		December 31, 2016
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	169,055	155,618	3,720	328,393

41.	Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Cash	~~W~~	1,749,897	1,763,335
Reserve deposits		8,503,968	2,718,354
Other deposits		8,408,457	9,987,698
Cash and due from banks		18,662,322	14,469,387
Less: Restricted due from banks		(11,103,030)	(7,491,447)
Less: Due with original maturities of more than three months		(2,228,189)	(2,350,156)
	~~W~~	5,331,103	4,627,784

(b) Significant non-cash activities for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Dividend payable of hybrid bonds	W	1,367	1,309
Debt-equity swap		32,530	32,229
Accounts payable for purchase of intangible assets		5,061	2,825

(c) Changes in liabilities resulting from financing activities for the year ended December 31, 2017 were as follows:

		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	14,314,329	21,578,430	35,892,759
Change in cash flows		958,927	4,470,201	5,429,128
Amortization		802	3,196	3,998
Foreign currencies transaction gain		(656,496)	(448,744)	(1,105,240)
Change in fair value of hedged items		-	(142,656)	(142,656)
Ending balance	~~W~~	14,617,562	25,460,427	40,077,989

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions

(a) Significant balances with the related parties as of December 31, 2017 and 2016 were as follows:

Related parties	Accounts		December 31, 2017	December 31, 2016
The parent company
Shinhan Financial Group	Other assets	~~W~~	934	-
	Deposits		3	42
	Other liabilities		222,867	166,191
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		785	4,365
	Other assets		2,248	2,097
	Deposits		7,263	86,658
	Derivative liabilities		2,539	119
	Provisions		47	48
	Other liabilities		23,106	19,881
Shinhan Life Insurance	Derivative assets		1,558	40,604
	Other assets		11	7
	Deposits		6,379	9,526
	Derivative liabilities		44,928	369
	Provisions		4	4
	Other liabilities		15,184	13,913
Shinhan Investment Corp.	Cash and due from banks		3,461	725
	Derivative assets		3,954	53,546
	Loans		14,984	-
	Allowance for loan loss		(4)	-
	Other assets		18,240	18,823
	Deposits		272,064	252,707
	Derivative liabilities		39,302	4,354
	Provisions		34	33
	Other liabilities		39,010	34,423
Shinhan Capital Co., Ltd.	Deposits		754	457
	Borrowings		10,000	13,000
	Provisions		14	10
	Other liabilities		12,799	9,670
Jeju Bank	Loans		2,658	2,903
	Allowance for loan loss		(1)	(1)
	Other assets		1	6
	Deposits		22,376	3,530
	Other liabilities		2,475	1,604
Shinhan Credit Information	Deposits		6,059	7,836
Co., Ltd.	Other liabilities		1,719	1,119
Shinhan Private Equity, Inc.	Deposits		168	12

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2017 and 2016 were as follows: (continued)

Related party	Account		December 31, 2017	December 31, 2016
Entities under common control (continued)
Shinhan Data System	Deposits	~~W~~	11,135	3,940
	Other liabilities		6,544	6,658
Shinhan Savings Bank	Other liabilities		8,987	8,987
Shinhan Aitas	Deposits		9,381	20,296
	Other liabilities		41	42
Shinhan BNP Paribas AMC	Deposits		117,149	42,549
	Other liabilities		1,512	821
Shinhan BNPP
Global Multi Asset
Security Trust	Other assets		1	-
Shinhan REITs Management	Deposits		71	-
Investments in associates and entities under common control
BNP Paribas Cardif General Insurance	Deposits		221	13
Dream High Fun III	Deposits		3	1
Aju Capital Co., Ltd. (*1)	Trading assets		-	49,990
	Loans		-	210,000
	Allowance for loan loss		-	(611)
	Deposits		-	692
	Provisions		-	73
Cardif Life Insurance	Other assets		9,760	-
	Deposits		446	353
	Provisions		2	1
Pohang TechnoPark 2PFV (*1)	Deposits		-	14,658
Midas Dong-A Snowball Venture Fund	Deposits		220	427
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		78	1,751
EQP Global Energy Infrastructure Private (*1)	Deposits		-	1
JAEYOUNG SOLUTEC	Loans		14,847	14,356
Co., Ltd.	Allowance for loan loss		(123)	(69)
	Deposits		2,659	7,638
	Provisions		4	7
Partners 4th Growth Investment Fund	Deposits		2,076	2,160

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(a) Balances with the related parties (continued)

Related party	Account		December 31, 2017	December 31, 2016
Investments in associates and entities under common control (continued)
Credian Health Care
Private Equity Fund II	Deposits	~~W~~	26	7
Snowball Venture Fund II	Deposits		239	242
IBKS-Shinhan Creative
Economy New Technology
Fund II	Deposits		76	179
PSA FINTECH Private I (*1)	Deposits		-	525
YIUM The 3rd Private
Investment Joint
Stock Company	Deposits		65	80
Branbuil Co., Ltd.	Loans		-	15
	Deposits		55	28
KTB Newlake Global	Deposits		465	-
Healthcare PEF	Provisions		13	-
Taihan Industrial System
Co., Ltd.	Deposits		100	-
ICSF(The Korea’s Information
Center for Savings & Finance)	Deposits		4	-
Key management personnel
	Loans		2,828	936
	Allowance for loan loss		(3)	(1)
	Provisions		1	1

(*1) These investees were sold and excluded from associates during the year ended December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2017 and 2016

Related Party	Account		2017	2016
The parent company
Shinhan Financial Group	Other operating income	~~W~~	2,228	2,011
	Interest expense		(228)	(1,751)
	Fees and commission expense		(29,779)	(29,893)
Entities under common control
Shinhan Card Co., Ltd.	Interest income		1,868	417
	Fees and commission income		187,385	180,127
	Gain related to derivatives		2,694	7,317
	Other operating income		2,092	1,726
	Interest expense		(528)	(251)
	Fees and commission expense		(177)	(325)
	Loss related to derivatives		(5,111)	(5,986)
	Other operating expense		(3,064)	(1,982)
Shinhan Investment Corp.	Interest income		466	796
	Fees and commission income		5,167	4,517
	Gain related to derivatives		10,037	59,157
	Other operating income		4,637	4,431
	Interest expense		(1,499)	(1,317)
	Reversal of (provision for) allowance		(3)	83
	Loss related to derivatives		(98,769)	(13,564)
	Other operating expense		(785)	(1,171)
Shinhan Life Insurance	Interest income		47	45
	Fees and commission income		7,513	6,688
	Gain related to derivatives		7,117	45,570
	Other operating income		1,470	1,400
	Interest expense		(264)	(315)
	Loss related to derivatives		(109,882)	(9,531)
	Other operating expense		(843)	(557)
Shinhan Capital Co., Ltd.	Other operating income		314	302
	Interest expense		(241)	(150)
	Fees and commission expense		(10)	(14)
	Other operating expense		(4)	-
Jeju Bank	Interest income		3	43
	Other operating income		44	230
	Interest expense		(45)	(33)
	Reversal of allowance		-	1
	Other operating expense		-	(11)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2017 and 2016 were as follows: (continued)

Related Party	Account		2017	2016
Entities under common control (continued)
Shinhan Credit Information	Fees and commission income	~~W~~	3	2
Co., Ltd.	Other operating income		76	67
	Interest expense		(94)	(126)
	Fees and commission expense		(4,645)	(4,895)
Shinhan Private Equity, Inc.	Other operating income		-	8
	Reversal of allowance		-	16
Shinhan BNP Paribas AMC	Fees and commission income		-	42
	Other operating income		52	52
	Interest expense		(1,187)	(747)
	Fees and commission expense		(2,250)	(2,243)
	Reversal of allowance		16	-
Shinhan Data System	Other operating income		134	119
	Interest expense		(168)	(142)
	Other operating expense		(34,629)	(31,281)
Shinhan Savings Bank	Fees and commission income		796	481
	Other operating income		175	116
	Interest expense		(120)	(60)
Shinhan Aitas	Fees and commission income		31	28
	Other operating income		5	49
	Interest expense		(71)	(153)
Shinhan BNPP Global Multi Asset Security Trust	Fees and commission income		5	2
Investments in associates and entities under common control
Aju Capital Co., Ltd. (*1)	Interest income		-	7,332
	Fees and commission income		-	72
	Interest expense		-	(2)
	provision for allowance		-	(146)
	Other operating expense		-	(18)
Cardif Life Insurance	Fees and commission income		3,246	2,583
	Other operating expense		(1)	(1)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2017 and 2016 were as follows: (continued)

Related Party	Account		2017	2016
Investments in associates and entities under common control (continued)
Pohang TechnoPark2PFV(*1)	Interest expense	~~W~~	-	(15)
BNP Paribas Cardif General Insurance	Fees and commission income		2	2
IBKS-Shinhan Creative Economy New Technology Fund	Interest expense		(2)	(1)
Midas Dong-A Snowball Venture Fund	Interest expense		(3)	(4)
JAEYOUNG SOLUTEC	Interest income		654	671
CO.,LTD.	Fees and commission income		1	1
	Other operating income		3	7
	Reversal of (provision for) allowance		(55)	90
	Interest expense		(4)	(21)
Partners 4th Growth Investment Fund	Interest expense		(16)	(2)
Albatross Growth Fund (*2)	Interest expense		-	(6)
PSA FINTECH Private I (*1)	Interest expense		-	(5)
Branbuil CO.,LTD.	Fees and commission income		2	1
Shinhan-Albatross
Technology
Investment Fund	Interest expense		(21)	-
Snowball Venture Fund II	Interest expense		-	(1)
Treenkid (*3)	Interest income		-	3
Semantic (*3)	Interest income		-	15
KTB Newlake Global
Healthcare PEF	Interest income		10	-
Taihan Industrial System Co., Ltd.	Fees and commission income		2	-
Key management personnel
	Interest income		94	35

(*1) These investees were sold and excluded from associates during the year ended December 31, 2017.

(*2) Albatross Growth Fund was excluded from associates of entities under common control of associates during the year ended December 31, 2017.

(*3) Treenkid and Semantic were excluded from associates due to filing for bankruptcy during the year ended December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Short and long term employee benefits	~~W~~	8,916	7,770
Post-employment benefits		298	327
Share-based payment transactions		4,655	4,447
	~~W~~	13,869	12,544

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(d) The guarantees provided between the related parties as of December 31, 2017 and 2016 were as follows:

		Amount of guarantees
Guaranteed parties		December 31, 2017	December 31, 2016	Account
Shinhan Card Co., Ltd.	~~W~~	500,000	500,000	Unused credit
Shinhan Investment Corp.		-	6,043	Performance guarantees
		218,166	181,000	Unused credit
Shinhan Life Insurance		50,000	50,000	Unused credit
Shinhan Capital Co., Ltd.		70,000	50,000	Unused credit
Shinhan BNP Paribas AMC		53,484	104,008	Security underwriting commitment
Aju Capital Co., Ltd. (*1)		-	50,000	Unused credit
BNP Paribas Cardif Life Insurance		10,000	10,000	Unused credit
Newlake Alliance Management		700	-	Unused credit
Neoplux Co., Ltd.		6,000	12,000	Security underwriting commitment
JAEYOUNG SOLUTEC		109	600	Unused credit
CO., LTD.		429	483	Import letter of credit
	~~W~~	908,888	964,134

(*1) Aju Capital Co., Ltd. was sold and excluded from associates during the year ended December 31, 2017.

(e) Details of collaterals provided to the related parties as of December 31, 2017 and 2016 were as follows:

	Related party	Pledged assets		December 31, 2017		December 31, 2016
				Carrying amount	Amounts collateralized	Carrying amount	Amounts collateralized
Entities under common control	Shinhan Investment Corp.	Securities	~~W~~	178,780	51,499	235,084	43,799
	Shinhan Life Insurance	Securities		10,271	10,271	21,963	10,310
			~~W~~	189,051	61,770	257,047	54,109

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

42.	Related party transactions (continued)

(f) Details of collaterals provided by the related parties as of December 31, 2017 and 2016 were as follows:

	Related party	Pledged assets		December 31, 2017	December 31, 2016
Entities under	Shinhan Investment Corp.	Deposits	~~W~~	135,700	112,011
common control		Real estate		91,974	91,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		7,170	7,518
	Shinhan Credit Information Co., Ltd.	Deposits		180	210
Investments in associates	Aju Capital Co., Ltd. (*1)	Beneficiary certificate		-	160,000
	BNP Paribas Cardif Life Insurance Co., Ltd.	Government bonds		11,666	13,699
	Treenkid (*2)	Real estate		-	200
	JAEYOUNG SOLUTEC.	Real estate		20,814	20,814
	CO.,LTD.	Korea Trade Insurance corporation guarantee		7,037	7,037
			~~W~~	294,541	433,463

(*1) Aju Capital Co., Ltd. was sold and excluded from associates during the year ended December 31, 2017.

(*2) Treenkid was excluded from associates due to filing for bankruptcy during the year ended December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

43.	Investments in subsidiaries

(a) Condensed statements of financial positions for the Bank and its subsidiaries as of December 31, 2017 and 2016 were as follows:

		2017			2016
		Total assets	Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	~~W~~	302,936,552	280,748,048	22,188,504	282,819,576	261,858,830	20,960,746
Shinhan America		1,431,268	1,263,477	167,791	1,443,057	1,263,893	179,164
Shinhan Canada		586,627	520,390	66,237	493,736	427,823	65,913
Shinhan Europe		603,810	522,745	81,065	495,306	417,345	77,961
Shinhan China		5,192,164	4,822,109	370,055	5,861,287	5,480,614	380,673
Shinhan Asia		546,377	339,948	206,429	476,735	257,202	219,533
Shinhan Kazakhstan		97,596	55,896	41,700	81,659	37,409	44,250
Shinhan Khmer		202,162	129,095	73,067	163,563	118,219	45,344
Shinhan Japan		6,163,835	5,728,776	435,059	6,106,195	5,702,025	404,170
Shinhan Vietnam (*1)		3,674,864	3,140,775	534,089	2,926,241	2,405,067	521,174
Shinhan Mexico		80,425	485	79,940	34,680	369	34,311
Shinhan Indonesia (*1)		683,316	324,426	358,890	400,127	186,513	213,614
Structured entities		7,577,627	7,567,521	10,106	6,943,817	6,945,661	(1,844)

(*1) Fair value adjustment at the time of business combination was applied.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

43.	Investments in subsidiaries (continued)

(b) Condensed statements of comprehensive income for the Bank and its subsidiaries for the years ended December 31, 2017 and 2016 were as follows:

		2017			2016
		Operating income	Profit (loss) for the year	Total comprehensive income (loss)	Operating income	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Bank	~~W~~	20,380,963	1,607,761	1,536,857	15,839,813	1,777,072	1,582,484
Shinhan America		64,897	9,472	(11,374)	56,921	9,858	14,740
Shinhan Canada		18,055	3,497	324	14,100	(769)	1,296
Shinhan Europe		13,332	2,227	3,104	13,861	1,754	953
Shinhan China		284,447	21,875	(10,618)	230,131	8,145	(17,295)
Shinhan Asia		25,643	13,813	(13,104)	19,721	11,950	13,591
Shinhan Kazakhstan		8,620	2,030	(2,550)	6,724	1,364	3,138
Shinhan Khmer		11,758	3,593	(3,399)	10,197	5,680	7,109
Shinhan Japan		176,392	68,872	30,889	171,099	48,396	69,389
Shinhan Vietnam (*1)		194,137	45,395	12,916	148,766	48,630	57,645
Shinhan Mexico		2,026	(2,986)	(5,003)	1,405	(1,784)	(7,229)
Shinhan Indonesia (*1)		42,112	8,590	(28,801)	24,444	235	6,334
Structured entities		208,978	23,540	27,829	221,192	(2,642)	2,526

(*1) Fair value adjustment at the time of business combination was applied.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

44.	Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is able to do so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund

Investment fund is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.  The Group is involved in investment fund by investing in various investment funds.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

44.	Interests in unconsolidated structured entities (continued)

(a) The nature and extent of interests in unconsolidated structured entities (continued)

i) The size of unconsolidated structured entities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	~~W~~	84,536,825	44,287,001	40,337,712	169,161,538

		December 31, 2016
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	~~W~~	60,869,229	32,231,488	11,262,929	104,363,646

ii) Income and expenses from unconsolidated structured entities for the years ended December 31, 2017 and 2016 were as follows:

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Income
Interest income	~~W~~	105,569	79,951	1,912	187,432
Fees and commission income		10,353	14,314	12,449	37,116
Dividend income		-	4,285	24,467	28,752
Other		23	3,382	129	3,534
	~~W~~	115,945	101,932	38,957	256,834
Expenses	~~W~~	24	130,554	11,261	141,839

		2016
		Assets-backed securitization	Structured financing	Investment fund	Total
Income
Interest income	~~W~~	88,830	92,706	4,163	185,699
Fees and commission income		9,504	16,421	110	26,035
Dividend income		-	4,323	42,055	46,378
Other		267	4,941	67	5,275
	~~W~~	98,601	118,391	46,395	263,387
Expenses	~~W~~	67	9	26,402	26,478

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

44.	Interests in unconsolidated structured entities (continued)

(b) Nature of risk associated with interests in unconsolidated structured entities

i) The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	172,319	2,793,380	52,600	3,018,299
Trading assets		3,168,191	-	-	3,168,191
Derivative assets		14,218	-	-	14,218
Available-for-sale financial assets		1,352,955	80,618	1,755,477	3,189,050
Held-to-maturity financial assets		2,491,933	-	-	2,491,933
Others		-	-	1,013	1,013
	~~W~~	7,199,616	2,873,998	1,809,090	11,882,704
Liabilities:
Derivative liabilities	~~W~~	4,448	-	-	4,448

		December 31, 2016
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	180,611	2,777,119	76,661	3,034,391
Trading assets		2,051,332	29,966	30,121	2,111,419
Derivative assets		19,144	-	-	19,144
Available-for-sale financial assets		1,994,025	196,758	1,356,365	3,547,148
Held-to-maturity financial assets		2,381,934	-	-	2,381,934
Others		12,327	21,017	2,010	35,354
	~~W~~	6,639,373	3,024,860	1,465,157	11,129,390
Liabilities:
Derivative liabilities	~~W~~	137	-	-	137
Borrowings		-	1,318	-	1,318
	~~W~~	137	1,318	-	1,455

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

44.	Interests in unconsolidated structured entities (continued)

(b) Nature of risk associated with interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2017 and 2016 were as follows:

		December 31, 2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	~~W~~	7,199,616	2,873,998	1,809,090	11,882,704
Purchase commitments		1,331,035	-	35,684	1,366,719
Providing unused credit		529,566	81,547	31,987	643,100
	~~W~~	9,060,217	2,955,545	1,876,761	13,892,523

		December 31, 2016
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	~~W~~	6,639,373	3,024,860	1,465,156	11,129,389
Purchase commitments		1,048,282	30,000	-	1,078,282
Providing unused credit		977,383	123,810	47,246	1,148,439
Guarantees		-	10,559	-	10,559
	~~W~~	8,665,038	3,189,229	1,512,402	13,366,669

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

45.	Information of trust business

(a) Total assets with trust business as of December 31, 2017 and 2016 and operating revenue for the years ended December 31, 2017 and 2016 were as follows:

		Total assets		Operating revenue
		December 31, 2017	December 31, 2016	2017	2016
Consolidated	~~W~~	4,471,457	4,314,473	112,528	139,767
Unconsolidated		46,014,514	40,743,814	929,899	530,690
	~~W~~	50,485,971	45,058,287	1,042,427	670,457

(b) Significant balances with trust business as of December 31, 2017 and 2016 were as follows:

		December 31, 2017	December 31, 2016
Borrowings from trust accounts	~~W~~	4,052,608	3,443,287
Accrued revenues from asset management fee from trust accounts		28,795	30,485
Accrued interest expenses		824	782

(c) Significant transactions with trust business for the years ended December 31, 2017 and 2016 were as follows:

		2017	2016
Asset management fee from trust accounts	~~W~~	166,189	98,406
Termination fee		3,415	87
Interest on borrowings from trust accounts		37,869	35,877

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and 2016

(In millions of won)

46. Business Combination

On December 17, 2017, the Group acquired the retail business of ANZ Vietnam to increase business competitiveness and a synergy effect in the banking business in Vietnam.

Goodwill amounted ~~W~~42,103 million arising from the acquisition was resulting from the synergy effect of business combination between the Group and the acquired retail business, as well as the acquired customer base.

(a) The transfer price of the ANZ retail business and the acquired assets and liabilities at acquisition date were as follows:

		Amounts
Transfer price :
Cash	~~W~~	(75,480)

Amounts recognized as identifiable assets and liabilities : (*1)
Cash and due from banks		8,151
Loans		301,766
Other current assets		9,269
Property and equipment		538
Deposits		(436,285)
Other current liabilities		(1,022)
		(117,583)
Goodwill	~~W~~	42,103

Direct costs related to acquisition (*2)		5,380

(*1) As of December 31, 2017, management was in the process of identification of intangible assets and valuation of identifiable assets and liabilities for allocation of acquisition costs.  Thus, goodwill is subject to change by the results of identification of intangible assets and valuation of identifiable assets and liabilities.

(*2) In relation to the business combination, legal fee and due diligence fee amounted to ~~W~~1,336 million and payments of value-added tax to Vietnam tax authorities amounted to ~~W~~4,494 million, which were included in the general and administrative expenses in the consolidated statements of comprehensive income for the year ended December 31, 2017.

(b) The acquisition of ANZ Vietnam was conducted through acquisition of the assets and liabilities of the retail business segment, not by acquisition of interests of a legal entity.  Since the Group was not provided with the financial information of acquired business segments for the year ended December 31, 2017 from the acquiree, the Group determined that disclosure of operating revenue and net income of retail business since the acquisition date and the financial impacts of combined entity as if the acquisition date had been as of the beginning of the year is impracticable.